Filed Pursuant to Rule 424(b)(3)
Registration No. 333-208330

PROSPECTUS

$42,194,000

Common Stock

We are offering up to $42,194,000 of our common stock, in our sole discretion, to Lincoln Park Capital Fund, LLC, or Lincoln Park, from time to time in accordance with the terms and subject to the conditions and limitations of the purchase agreement we entered into with Lincoln Park on November 18, 2014.

This prospectus also covers Lincoln Park’s resale to the public of the shares that may be sold by us to Lincoln Park under the purchase agreement.

Our common stock is listed on The NASDAQ Capital Market under the symbol “GALE.” On December 3, 2015, the last reported sale price of our common stock on The NASDAQ Capital Market was $1.45 per share.

Investing in our common stock involves significant risks. See “Risk Factors” beginning on page 13 of this prospectus and the documents incorporated by reference herein and therein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 22, 2015.

TABLE OF CONTENTS

Prospectus

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ABOUT THIS PROSPECTUS

This prospectus is part of the registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process to register sales of our securities, under the Securities Act of 1933, as amended, or the Securities Act.

If information in this prospectus is inconsistent with any document incorporated by reference in this prospectus that was filed with the SEC before the date of this prospectus, you should rely on this prospectus. This prospectus and the documents incorporated by reference in this prospectus include important information about us, the securities being offered and other information you should know before investing in our securities.

You should rely only on this prospectus and the information incorporated or deemed to be incorporated by reference in this prospectus. We and Lincoln Park have not authorized anyone to provide you with information that is in addition to or different from that contained or incorporated by reference in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than as of the date of this prospectus, or in the case of the documents incorporated by reference, the date of such documents regardless of the time of delivery of this prospectus or any sale of our shares of common stock. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference in this prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

The industry and market data contained or incorporated by reference in this prospectus are based either on our management’s own estimates or on independent industry publications, reports by market research firms or other published independent sources. Unless otherwise indicated, all information contained or incorporated by reference in this prospectus concerning our industry in general or any segment thereof, including information regarding our general expectations and market opportunity, is based on management’s estimates using internal data, data from industry related publications, consumer research and marketing studies and other externally obtained data.

NeuVax™ is our trademark used in this prospectus. This prospectus also includes the Zuplenz® trademark and Abstral® and other trademarks, trade names and service marks that are the property of other organizations but in certain instances have been licensed to us. Solely for convenience, trademarks and trade names referred to in this prospectus sometimes appear without the ® and ™ symbols, but those references are not intended to indicate that we will not assert, to the fullest extent under applicable law, our rights, or that the applicable owner will not assert its rights, to these trademarks and trade names.

PROSPECTUS SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus or incorporated by reference in this prospectus and does not contain all of the information that may be important to you or that you should consider before investing in our common stock. Before making an investment decision, you should read this prospectus and the information incorporated by reference in this prospectus in their entirety, including “Risk Factors” beginning on page 13 of this prospectus.

About Galena

Overview

Galena Biopharma, Inc. (“we,” “us,” “our,” “Galena” or the “company”) is a biopharmaceutical company committed to the development and commercialization of targeted oncology therapeutics that address major unmet medical needs. Galena’s development portfolio is focused primarily on addressing the rapidly growing patient populations of cancer survivors by harnessing the power of the immune system to prevent cancer recurrence. The Company’s pipeline consists of multiple mid- to late-stage clinical assets, including novel cancer immunotherapy programs led by NeuVax™ (nelipepimut-S) and GALE-301. NeuVax is currently in a pivotal, Phase 3 clinical trial with several concurrent Phase 2 trials ongoing both as a single agent and in combination with other therapies. GALE-301 is in a Phase 2a clinical trial in ovarian and endometrial cancer and in a Phase 1b given sequentially with GALE-302.

We are seeking to build value for shareholders through pursuit of the following objectives:

•	Develop novel cancer immunotherapies to address unmet medical needs through the use of peptide-based vaccines targeting well-established tumor antigens. One of our key strategies is to target the adjuvant, minimum residual disease setting, in high risk patients who are more likely to benefit from treatment via immunotherapy. Our immunotherapy programs are currently targeting two key areas: secondary prevention to seek to significantly decrease the risk of disease recurrence in breast cancer, gastric cancer, endometrial and ovarian cancers; and a planned trial positioning earlier in the breast cancer treatment spectrum via primary prevention.

•	Expand our development pipeline by enhancing the clinical and geographic footprint of our technologies. We can accomplish this through the initiation of new clinical trials as well as through acquisition of additional development stage products in related oncology indications.

•	Leverage valuable partnerships and collaborations, as well as investigator-sponsored trial arrangements, to maximize the scope of potential clinical opportunities in a cost effective and efficient manner.

•	Focus our resources on our valuable and expanding clinical development programs. On November 19, 2015, we sold our Abstral® (fentanyl) Sublingual Tablets product and related assets, and we have determined to sell or otherwise dispose of our Zuplenz® (ondansetron) Oral Soluble Film product and related assets and to cease our commercial operations to seek to maximize value to our shareholders.

The chart below summarizes the current status of our clinical development pipeline:

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Develop Novel Cancer Immunotherapies

Our targeted cancer immunotherapy approach is currently based upon two key areas: preventing secondary recurrence of cancer, which is becoming increasingly important as the number of cancer survivors continues to grow; and, positioning earlier in the breast cancer treatment spectrum via primary prevention. Once a patient’s tumor becomes metastatic, the outcome is most often fatal, making the prevention of recurrence a potentially critical component of overall patient care. Our programs primarily target patients in the adjuvant (after-surgery) setting who have relatively healthy immune systems, but may still have minimal residual disease. Minimal residual disease, or single cancer cells (occult cancer cells) or micrometastasis, are undetectable by current radiographic scanning technologies, but we know can result in disease recurrence.

Our therapies utilize an immunodominant peptide combined with the immune adjuvant, recombinant human granulocyte macrophage-colony stimulating factor (rhGM-CSF), and work by harnessing the patient’s own immune system to seek out and attack any residual cancer cells. Using peptide immunogens has many potential clinical advantages, including a favorable safety profile, since these drugs may lack the toxicities typical of most cancer therapies. They also have the potential to evoke long-lasting protection through activation of the immune system and a convenient, intradermal mode of delivery. We are currently engaged in multiple clinical trials with NeuVax™ (nelipepimut-S), GALE-301, and GALE-302, targeting the prevention of recurrence in breast, gastric, ovarian and endometrial cancers.

NeuVax™ (nelipepimut-S)

NeuVax™ (nelipepimut-S), our lead product candidate, is a cancer immunotherapy targeting human epidermal growth factor receptor (HER2) expressing cancers. NeuVax is the immunodominant nonapeptide derived from the extracellular domain of the HER2 protein, a well-established and validated target for therapeutic intervention in breast and gastric carcinomas. The NeuVax vaccine is combined with GM-CSF for injection under the skin, or intradermal administration. Data has shown that an increased presence of circulating tumor cells (CTCs) may predict Disease Free Survival (DFS) and Overall Survival (OS)—suggesting a dormancy of isolated micrometastases, which, over time, may lead to recurrence. After binding to the specific HLA molecules on antigen presenting cells, the nelipepimut-S sequence stimulates specific cytotoxic T lymphocyte (CTLs). These activated CTLs recognize, neutralize and destroy, through cell lysis, HER2 expressing cancer cells, including occult cancer cells and micrometastatic foci. The nelipepimut immune response can also generate CTLs to other immunogenic peptides through inter- and intra-antigenic epitope spreading.

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Breast Cancer: According to the National Cancer Institute, over 230,000 women in the U.S. are diagnosed with breast cancer annually. While improved diagnostics and targeted therapies have decreased breast cancer mortality in the U.S., metastatic breast cancer remains incurable. Approximately 75% of breast cancer patients have tissue test positive for some increased amount of the HER2 receptor, which is associated with disease progression and decreased survival. Only approximately 20% to 30% of all breast cancer patients—those with HER2 immunohistochemistry (IHC) 3+ disease, or IHC 2+ and fluorescence in situ hybridization (FISH) positive—have a HER2 directed, approved treatment option available. This leaves the majority of breast cancer patients with low-to-intermediate HER2 IHC 1+/2+ ineligible for therapy and without an effective targeted treatment option to prevent cancer recurrence.

We have multiple trials currently ongoing for NeuVax. For our pivotal, Phase 3 PRESENT (Prevention of Recurrence in Early-Stage, Node- Positive Breast Cancer with Low to Intermediate HER2 Expression with NeuVax Treatment) trial, NeuVax is targeting the 30,000-40,000 of the 230,000 female breast cancer patients annually diagnosed in the U.S. who are at a higher risk of their breast cancer recurring, which we refer to as “disease recurrence,” after achieving “no evidence of disease” (NED) status, (or becoming a “survivor”) with standard-of-care therapy (surgery, chemotherapy, radiation). These high-risk patients have a particular molecular signature and disease status: HER2 IHC 1+/2+ (oncoprotein associated with aggressive tumor growth), node positive (disease present in the axillary lymph nodes prior to surgery), and HLA A2/A3 (human leukocyte antigen from A2/A3 patients who have the same loci of genes which represents approximately 65% of the population). Up to 25% of resectable, node-positive breast cancer patients, having no radiographic evidence of disease following surgery and adjuvant chemo/radiation therapy, are expected to relapse within three years following diagnosis. The prognosis upon recurrence is very poor. These cancer patients presumably still had isolated, undetected tumor CTCs that led to a recurrence of cancer in the breast (local recurrence) or in another location (metastatic disease). In addition to our Phase 3 trial, we currently have two additional Phase 2 breast cancer trials ongoing with NeuVax in combination with trastuzumab (Herceptin®; Genentech/Roche) targeting the prevention of recurrence in expanded indications.

We also recently announced our intent to initiate a Phase 2 trial with NeuVax as a single agent in patients with ductal carcinoma in situ (DCIS) in collaboration with the National Cancer Institute (NCI), potentially positioning NeuVax earlier in the treatment cycle towards primary prevention. The trial will have an immunological endpoint evaluating NeuVax peptide-specific cytotoxic T lymphocyte (CTL; CD8+ T cell) response in vaccinated patients. DCIS, is defined by the NCI as a noninvasive condition in which abnormal cells are found in the lining of a breast duct, and is the most common type of breast cancer. The abnormal cells have not spread outside the duct to other tissues in the breast. In some cases, DCIS may become invasive cancer and spread to other tissues, and at this time, there is no way to know which lesions could become invasive. Current treatment options for DCIS include breast-conserving surgery and radiation therapy with or without tamoxifen, breast-conserving surgery without radiation therapy, or total mastectomy with or without tamoxifen. According to the American Cancer Society, in 2014 there were an estimated 51,933 diagnoses of DCIS.

Gastric Cancer: Gastric cancer (also known as stomach cancer) is a disease in which the cells forming the inner lining of the stomach become abnormal and start to divide uncontrollably, forming a cancerous tumor mass. Cancer can develop in any of the five sections of the stomach. Symptoms and outcomes of the disease will vary depending on the location of the cancer. Stomach cancer is one of the leading causes of cancer deaths in several areas of the world, most notably in Asia. Annually, almost one million people will be diagnosed worldwide with stomach cancer and over 700,000 will die from the disease. More than 90% of stomach cancers are caused by adenocarcinomas, malignant cancers that originate in glandular tissues. Overexpression of the HER2 receptor occurs in approximately 20% of gastric and gastro-esophageal junction adenocarcinomas, predominantly those of the intestinal type. Overall, without regard to the stage of cancer, only approximately 28% of patients with stomach cancer live at least five years following diagnosis and new adjuvant treatments are needed to prevent disease recurrence.

We currently have a number of ongoing or planned clinical trials designed to expand the clinical and geographical footprint of NeuVax:

•	Phase 3 Ongoing: Our Phase 3 PRESENT (Prevention of Recurrence in Early- Stage, Node-Positive Breast Cancer with Low to Intermediate HER2 Expression with NeuVax Treatment) study targeted enrollment of 700 HER2 1+/2+ patients under a Special Protocol Assessment (SPA) granted by the U.S. Food and Drug Administration (FDA). The multinational, multicenter, randomized, double-blinded PRESENT trial is ongoing in North America, Western and Eastern Europe, and Israel. The trial is fully enrolled with 758 patients.

•	Phase 2b Ongoing: A randomized, multicenter, investigator-sponsored, 300 patient Phase 2b clinical trial is enrolling HER2 1+/2+ node-positive and high-risk node-negative breast cancer patients who are HLA A2+, A3+, A24+ or A26+ to study NeuVax in combination with trastuzumab in the adjuvant setting. This trial is co-funded by Genentech/Roche (providing both trastuzumab and cash support) and Galena (providing NeuVax and cash support).

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Phase 2 Ongoing: An investigator-sponsored trial is ongoing to study NeuVax in combination with trastuzumab. The study will enroll 100 node positive and negative HER2 IHC 3+ patients or HER2 gene-amplified breast cancer patients who are HLA A2+ or HLA A3+ and are determined to be at high-risk for recurrence. Partial funding for this

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trial comes from the Department of Defense (DoD) through the Congressionally Directed Medical Research Program via legislation known as the Defense Appropriations Act. The grant was awarded under a Breast Cancer Research Program with the Breakthrough Award given to the lead investigator for the trial.

•	Phase 2 Planned: A clinical trial, entitled, VADIS: Phase 2 trial of the Nelipepimut-S Peptide VAccine in Women with DCIS of the Breast is planned to initiate by the end of 2015. The Phase 2 trial will be a single-blind, double arm, randomized, controlled trial in pre- or post-menopausal patients with DCIS and are HLA-A2 positive. VADIS will be co-funded and run in collaboration with the National Cancer Institute (NCI).

•	Phase 2 Planned: A Phase 2 clinical trial in patients with gastric cancer is expected to initiate in 2016. The trial will be run in India by our partner, Dr. Reddy’s Laboratories, Ltd., as part of our NeuVax commercialization agreement in that region with Dr. Reddy’s.

GALE-301 and GALE-302

Our second immunotherapy franchise targets folate binding protein receptor-alpha, a well-validated therapeutic target, which is highly over-expressed (20-80 fold) in ovarian, endometrial and breast cancers. Both GALE-301 (E39) and GALE-302 (E39’) are immunogenic peptides that can stimulate CTLs to recognize and destroy FBP-expressing cancer cells. GALE-301 consists of the FBP peptide E39 combined with GM-CSF, and is currently in a Phase 2a clinical trial for the prevention of recurrence in patients with ovarian and endometrial cancers. GALE-302 is an attenuated version of the E39 peptide and is currently in a Phase 1b randomized, single-center trial investigating a novel vaccination series using GALE-301 and GALE-302 to evaluate the immune response and monitor long-term immunity. Current treatments after surgery for these diseases are principally with platinum based chemotherapeutic agents and patients suffer a high recurrence rate; and, most patients relapse with an extremely poor prognosis. Although not powered for efficacy, promising preliminary results from the Phase 2a clinical trial of GALE-301 were presented in September 2015 at the European Cancer Congress and demonstrated statistically significant data with the estimate for disease free survival at two years at 85.7% (1000 mcg dose group) vs. 33.6% for the control group (p < .02), and that GALE-301 was well-tolerated with primarily Grade 1 and 2 toxicities and elicited a strong in vivo immune response.

In November 2015, we presented preliminary data at the Society for Immunotherapy of Cancer Conference on the primary vaccine series (PVS) from a randomized Phase lb trial with GALE-301 and GALE-302 demonstrating that the in vivo immune response is enhanced with the use of the attenuated E39’ (GALE-302) after E39 (GALE-301). Both agents were shown to be immunogenic and well tolerated with no differences in toxicities between primary vaccine sequences.

Ovarian and Endometrial Cancer: New cases of ovarian cancer occur at an annual rate of 12.1 per 100,000 women in the U.S., with an estimated 21,290 cases for 2015. Although ovarian cancer represents about 1.3% of all cancers, it represents about 2.4% of all cancer deaths, or an estimated 14,180 deaths in 2015. Approximately 1.3% of women will be diagnosed with ovarian cancer at some point during their lifetime (2010 – 2012 data). The prevalence of ovarian cancer in the U.S. is about 192,000 women, and the five-year survivorship for women with ovarian cancer is 45.6%. Due to the lack of specific symptoms, the majority of ovarian cancer patients are diagnosed at later stages of the disease, with an estimated 75% of women presenting with advanced-stage (III or IV) disease. These patients have their tumors routinely surgically debulked to minimal residual disease, and then are treated with platinum- and/or taxane-based chemotherapy. While many patients respond to this treatment regimen and become clinically free-of-disease, the majority of these patients will relapse. Depending upon their level of residual disease, the risk for recurrence after completion of primary therapy ranges from 60% to 85%. Unfortunately for these women, once the disease recurs, treatment options are limited and the disease remains incurable.

New cases of endometrial cancer occur at an annual rate of 25.1 per 100,000 women in the U.S., with an estimated 54,870 cases for 2015. Although endometrial cancer represents about 3.3% of all cancers, it represents about 1.7% of all cancer deaths, or an estimated 10,170 deaths in 2015. Approximately 2.8% of women will be diagnosed with endometrial cancer at some point during their lifetime (2010 – 2012 data). The prevalence of endometrial cancer in the U.S. is about 620,000 women, and the five-year survivorship for women with endometrial cancer is 81.7%.

Hematology

GALE-401 (anagrelide controlled release (CR))

In January 2014, we announced the acquisition of the worldwide rights to anagrelide controlled release (CR), which we renamed GALE-401, through our acquisition of Mills Pharmaceuticals, LLC. GALE-401 contains the active ingredient anagrelide, an FDA-approved product, for the treatment of patients with myeloproliferative neoplasms (MPNs) to lower abnormally elevated platelet levels. The currently available immediate release (IR) version of anagrelide causes adverse events that are believed to be dose and plasma concentration dependent. Therefore, reducing the maximum concentration (Cmax) is hypothesized to reduce the side effects, but preserve efficacy.

Multiple Phase 1 studies in 98 healthy subjects have shown GALE-401 reduces the Cmax of anagrelide following oral administration, appears to be well-tolerated at the doses administered, and to be capable of reducing platelet levels. The Phase 1 program provided the desired PK/PD (pharmacokinetic/pharmacodynamic) profile to enable the initiation of the ongoing Phase 2 proof-of-concept trial. The Phase 2, open label, single arm, proof-of-concept trial enrolled 18 patients in the United States for the

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treatment of thrombocytosis, or elevated platelet counts in patients with MPNs. Phase 2 top-line safety and efficacy data was presented in June 2015 at the European Hematology Association 20th Congress, and we expect to present a more mature data set at the 57th American Society of Hematology Annual Meeting in December 2015. Based on a regulatory meeting with the FDA, Galena believes a 505(b)(2) regulatory filing is an acceptable pathway for development and potential approval of GALE-401.

Myeloproliferative neoplasms: MPNs are a closely related group of hematological malignancies in which the bone marrow cells that produce the body’s blood cells develop and function abnormally. The main MPNs are Polycythemia Vera (PV), Essential Thrombocythemia (ET), Primary Myelofibrosis (PMF), and Chronic Myelogenous Leukemia (CML), all of which are associated with high platelet counts. The MPNs are progressive blood cancers that can strike anyone at any age, and for which there is no known cure.

Strategic Review of Commercial Operations

During the quarter ended September 30, 2015, we completed a strategic review of the commercial business and operations. As a result of the review, we recently sold our Abstral® (fentanyl) Sublingual Tablets product, and we are pursuing the sale or other disposition of our Zuplenz® (odansetron) Oral Soluble Film product described below.

Abstral® (fentanyl) Sublingual Tablets

On November 19, 2015, we and Sentynl Therapeutics Inc., or Sentynl, entered into an asset purchase agreement pursuant to which we sold to Sentynl our Abstral® (fentanyl) Sublingual Tablets product and related assets, including our rights in the asset purchase agreement and the license agreement between us and Orexo AB dated March 15, 2013, and March 18, 2013, respectively. Sentynl has assumed our future obligations under the Orexo agreements, except that we will continue to be responsible for certain product channel liabilities. We also will continue to be responsible for any pre-closing liabilities and obligations related to Abstral.

Under the purchase agreement we received from Sentynl an $8 million upfront cash payment and are entitled to up to an aggregate of $4 million in future cash payments based on Sentynl’s achievement of specified Abstral net sales milestones. The purchase agreement also includes customary representations, warranties, covenants and indemnities by Sentynl and us.

Zuplenz® (ondansetron) Oral Soluble Film

Zuplenz® (ondansetron) Oral Soluble Film, is approved by the FDA in adult patients for the prevention of highly and moderately emetogenic chemotherapy-induced nausea and vomiting (CINV), radiotherapy-induced nausea and vomiting (RINV), and post-operative nausea and vomiting (PONV). Zuplenz is also approved in pediatric patients treated with moderately emetogenic CINV. Nausea and vomiting are two of the most common side-effects experienced by post-surgery patients and patients receiving chemotherapy or radiation. Zuplenz utilizes MonoSol’s proprietary PharmFilm® technology, an oral soluble film that dissolves on the tongue in less than 30 seconds, therefore eliminating the burden of swallowing pills during periods of emesis. The active pharmaceutical ingredient in Zuplenz, ondansetron, belongs to a class of medications called serotonin 5-HT3 receptor antagonists and works by blocking the action of serotonin, a natural substance that may cause nausea and vomiting.

Alliance Partners in Therapeutic Areas

We are actively looking to leverage our technology platforms by seeking to work with pharmaceutical and biotechnology partners in a number of therapeutic areas in oncology. Our team has experience targeting products in multiple indications, and based on this experience, we believe we can expand the clinical utility of our current development candidates as well as discover more drug candidates by working with partners than we can develop with our own resources. We are seeking to work with partners in the discovery and development of drugs in a number of therapeutic areas and technology platforms.

Intellectual Property

Patents and other intellectual property rights are crucial to our success. It is our policy to protect our intellectual property rights through available means, including filing and prosecuting patent applications in the U.S. and other countries, protecting trade secrets, and utilizing regulatory protections such as data exclusivity. We also include restrictions regarding use and disclosure of our proprietary information in our contracts with third parties, and utilize customary confidentiality agreements with our employees, consultants, clinical investigators and scientific advisors to protect our confidential information and know-how. Together with our

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licensors, we also rely on trade secrets to protect our combined technology especially where we do not believe patent protection is appropriate or obtainable. It is our policy to operate without infringing on, or misappropriating, the proprietary rights of others. The following chart summarizes our intellectual property rights:

Drug Candidate	Indication	Scope	Strategic Partner	Estimated Exclusivity Period
NeuVax™ (nelipepimut-S)	Breast cancer recurrence	Filed and pending or issued worldwide	University of Texas/MDACC/Henry M. Jackson Foundation	2028
NeuVax™ (nelipepimut-S)	Gastric	Filed and pending or issued worldwide	Dr. Reddy’s Laboratories	2028

NeuVax™ (nelipepimut-S)	DCIS	Filed and pending or issued worldwide	National Cancer Institute/University of Texas, MD Anderson Cancer Center	2028

NeuVax™ in combination with Herceptin®	Breast cancer	Filed and pending or issued worldwide	Henry M. Jackson Foundation, Genentech/Roche	2026

NeuVax™ in combination with other compounds	Breast cancer	Filed and pending or issued worldwide	Pending	2037

GALE-301 & GALE-302	Breast, ovarian and endometrial cancer	Filed and pending or issued worldwide	Henry M. Jackson Foundation	2035

GALE-401 (Anagrelide Controlled Release)	Platelet Lowering	Filed and pending or issued worldwide	BioVascular, Inc.	2029

Out-License Agreements

Teva Pharmaceuticals

Effective December 3, 2012, we entered into a license and supply agreement with ABIC Marketing Limited, a subsidiary of Teva Pharmaceuticals (“ABIC”). Under the agreement, we granted ABIC exclusive rights to seek marketing approval in Israel for our NeuVax product candidate for the treatment of breast cancer following its approval by the FDA or the European Medicines Agency, and to market, sell and distribute NeuVax in Israel assuming such approval is obtained. ABIC’s rights also include a right of first refusal in Israel for all future indications for which NeuVax may be approved.

Under the license and supply agreement, ABIC will assume responsibility for regulatory registration of NeuVax in Israel, provide financial support for local development, and commercialize the product in the region in exchange for making royalty payments to us based on future sales of NeuVax. ABIC also agrees in the license and supply agreement to purchase all supplies of NeuVax from us at a price determined according to a specified formula.

Dr. Reddy’s Laboratories Ltd.

Effective January 14, 2014, we entered into a strategic development and commercialization partnership with Dr. Reddy’s Laboratories Ltd. (“Dr. Reddy’s”), under which we licensed commercial rights in India to Dr. Reddy’s for NeuVax in breast and gastric cancers. Under the agreement, Dr. Reddy’s will lead the Phase 2 development of NeuVax in India in gastric cancer, significantly expanding the potential patient population addressable with NeuVax.

Kwangdong Pharmaceutical Co., Ltd.

Effective April 30, 2009, we entered into a license agreement with Kwangdong Pharmaceutical Co, Ltd (Kwangdong). Under the agreement, we granted Kwangdong exclusive rights to seek marketing approval in The Republic of Korea (South Korea) for our NeuVax product candidate for the treatment of breast cancer following its approval by the FDA or the European Medicines Agency, and to market, sell and distribute NeuVax in South Korea assuming such approval is obtained.

Recent Developments (in reverse chronological order)

Litigation Settlement

On December 4, 2015, we reported that we had reached an agreement in principle to settle the consolidated shareholder derivative action, captioned In re Galena Biopharma, Inc. Derivative Litigation, Civil Action No. 3:14-cv-00382-SI, currently pending in the United States District Court for the District of Oregon against the Company and/or certain of its current and former officers and directors and the consolidated securities putative class action lawsuits, captioned In re Galena Biopharma, Inc. Securities Litigation, Civil Action No. 3:14-cv-00367-SI, pending against the Company, certain of its current and former officers and directors, and other defendants in the United States District Court for the District of Oregon.

Strategic Review of Commercial Operations – We have completed a strategic review of our commercial operations.

During the three months ended September 30, 2015, we completed a strategic review of the commercial business and operations. As a result of the review, we recently sold our Abstral® (fentanyl) Sublingual Tablets product, and we have determined to sell or otherwise dispose of our Zuplenz® (odansetron) Oral Soluble Film product and related assets and to cease our commercial operations.

GALE-302 Immunological Data Optimizing GALE-301 Presented - We presented preliminary immunologic data for our GALE-301 and GALE-302 Phase 1b clinical trial at the Society for Immunotherapy of Cancer (SITC) 30th Anniversary Annual Meeting.

On November 7, 2015 we presented the poster, entitled, “Preliminary report of a clinical trial supporting the sequential use of an attenuated E39 peptide (E39’) to optimize the immunologic response to the FBP (E39+GM-CSF) vaccine,” that compared three primary vaccine series (PVS) sequences of GALE-301 (E39) and GALE-302 (E39’) in ovarian and breast cancer patients to optimize the ex vivo immune responses, local reactions (LR), and delayed type hypersensitivity (DTH) reactions. The data demonstrated that the in vivo immune response is enhanced with the use of the attenuated E39’ (GALE-302) after E39 (GALE-301). The optimal vaccination sequence utilizing three inoculations of GALE-301 followed by three inoculations of GALE-302 produced the most prominent and statistically significant LR and DTH responses.

Patent Infringement Litigation – We have settled the patent infringement litigation involving Abstral.

On October 27, 2015, we reported that on October 23, 2015 we, Orexo AB and Actavis Laboratories Fl, Inc. (“Actavis”) had entered into a settlement and license agreement, which will permit Actavis to enter the market with a generic or authorized generic

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version of Abstral in June 2018 or earlier under certain circumstances. The litigation, Orexo AB v. Actavis Laboratories FL, Inc., CA No. 3:15-cv-00826, was dismissed with prejudice by the United States District Court for the District of New Jersey and the agreement will be filed with the Federal Trade Commission and the Department of Justice under applicable law.

Collaboration with the National Cancer Institute – We announced a Phase 2 clinical trial with NeuVax in Ductal Carcinoma in Situ Patients.

On September 30, 2015, we announced a collaboration with the National Cancer Institute (NCI) to initiate a Phase 2 clinical trial with NeuVax in patients diagnosed with Ductal Carcinoma in Situ (DCIS). The trial will be entitled VADIS: Phase 2 trial of the Nelipepimut-S Peptide Vaccine in Women with DCIS of the Breast. The University of Texas M.D. Anderson Cancer Center (MDACC) Phase I and II Chemoprevention Consortium will be the lead clinical trial site for this multi-center trial with Elizabeth Mittendorf, M.D., Ph.D. serving as the study Principal Investigator. The Consortium is funded through the Division of Cancer Prevention at NCI, which will provide financial and administrative support for the trial. We will provide NeuVax, as well as additional financial and administrative support. The single-blind, double arm, randomized, controlled trial is expected to initiate in the fourth quarter of 2015/first quarter of 2016.

GALE-301 Phase 2a Clinical Trial Data Presented – We announced positive data for our GALE-301 Phase 2a clinical trial

On September 28, 2015 we announced the poster presentation of positive data from the GALE-301 Phase 2a portion of the Phase 1/2a clinical trial at the European Cancer Congress 2015, providing updated data for all ovarian and endometrial cancer patients who have received at least twelve months of treatment on the study. The poster was entitled, entitled “Preliminary results of the phase I/IIa dose finding trial of a folate binding protein vaccine GALE-301 (E39) + GM-CSF in ovarian and endometrial cancer patients to prevent recurrence,” and as presented, the clinical recurrence rate based on all treatment cohorts was 41% in the Vaccine Group (VG) (n=29) versus 55% in the Control Group (CG) (n=22), p=0.41. However, in the 1000 mcg VG cohort (n=15), there have only been two clinical recurrences (13.3% versus 55% CG, p=0.02), and the two-year Disease Free Survival (DFS) estimate is 85.7% (1000 mcg patients) versus 33.6% (CG), p < 0.02, as compared by Kaplan-Meir and Log rank tests.

IDMC Provides Recommendation to Reduce Cardiac Monitoring in the PRESENT Trial – We announced that the Independent Data Monitoring Committee (IDMC) for the NeuVax Phase 3 clinical trial recommended to the Company that it can reduce the cardiac toxicity monitoring for patients in our PRESENT study

On August 24, 2015 we announced that the Independent Data Monitoring Committee (IDMC) for the NeuVax Phase 3 clinical trial recommended to the Company that we can reduce the cardiac toxicity monitoring for patients in our PRESENT study. Following its most recent meeting in June 2015, the IDMC recommended routine cardiac monitoring could be reduced in the PRESENT trial and that such a reduction is justified and consistent with the pre-specified Cardiac Toxicity Monitoring Stopping Rules defined in the study protocol. The IDMC concluded that cardiac toxicity monitoring by echocardiogram (ECHO) or multiple-gated acquisition (MUGA) scans could be reduced. The IDMC had no other suggestions and recommended the trial continue as planned.

GALE 401 Phase 2 Clinical Trial Data Presented - We presented data from our Phase 2 clinical trial of GALE-401 at the European Hematology Association 20th Congress

On June 15, 2015, we announced our poster presentation entitled “Phase 2 Study of a Novel Controlled-Release Formulation of Anagrelide (GALE-401) in Subjects with Myeloproliferative Neoplasm (MPN)-Related Thrombocytosis,” which was presented on June 13, 2015. The Phase 2 study demonstrated that GALE-401 was well tolerated with primarily Grade 1 and 2 toxicities in 16 of the 18 subjects enrolled. The efficacy shown in the trial compares favorably to historical anagrelide immediate release (IR) response rates with the following platelet response: overall response rate (ORR) of 78% (14/18); complete response (CR) of 39% (7/18); partial response (PR) of 39% (7/18). The median time to response was 5 weeks (range, 3-10), and the median duration of response has not yet been reached.

Published Abstracts related to GALE-301 and Leica Biosystem’s Companion Diagnostic - We presented two abstract publications at the American Society of Clinical Oncology (ASCO) 2015 Annual Meeting.

On May 27, 2015, we announced two abstract publications at the ASCO 2015 Annual Meeting related to our cancer immunotherapy programs:

We presented data related to GALE-301 in abstract #e14031, entitled, “Preliminary Results of the Phase I/IIa Dose Finding Trial of a Folate Binding Protein Vaccine (E39+GM-CSF) in Ovarian and Endometrial Cancer Patients to Prevent Recurrence.” The more mature data set from this trial was presented in September 2015 as mentioned above.

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We presented data related to our NeuVax Phase 3 PRESENT trial companion diagnostic in abstract #e11609, entitled, “Analytical Validation of BOND Oracle HER2 IHC System for Identifying Low to Intermediate HER2 Expressing Breast Cancer in NeuVax PRESENT Phase 3 Clinical Trial.” This data demonstrated a direct correlation between cell line receptor load, quantitative measure of HER2 protein, and IHC score. The ability to discriminate HER2 protein expression at the low and intermediate levels in breast cancer tumors will identify patients for new treatments in development such as NeuVax. Specifically, the validation of the Bond Oracle HER2 IHC System to distinguish lower levels of HER2+ expressions supports its use as a companion diagnostic.

NeuVax Phase 3 PRESENT Over-Enrollment Completed - We announced the completion of enrollment in our NeuVax Phase 3 PRESENT clinical trial.

On April 14, 2015, we announced the completion of enrollment in the NeuVax™ Phase 3 PRESENT clinical trial. As anticipated, we over-enrolled the trial by 7.7% with a total of 758 patients now in the intent-to-treat (ITT) population. The protocol for the PRESENT trial called for 700 patients; and we expect this higher number of ITT patients will increase the confidence in both the timing and quality of the statistics and the final outcome of the trial. The primary endpoint is currently expected to be reached in 2018, after the last patient dosed reaches her 36th month of treatment, or a total of 141 events (recurrence or death) occur, whichever comes later.

Expanded Patient Population in NeuVax Combination Trial - We announced the expansion of the patient population in the NeuVax and trastuzumab combination trial in HER2 1+/2+ patients to include HLA A24+ or HLA-A26+ patients.

On March 26, 2015, we announced that human leukocyte antigen (HLA) - A24+ or HLA-A26+ women are now eligible for enrollment into the ongoing Phase 2b clinical trial with NeuVax in combination with trastuzumab. The trial evaluates node positive and triple negative, node negative breast cancer patients with immunohistochemistry (IHC) HER2 1+/2+ expressing tumors who are disease-free after standard of care therapy.

Enrolled 700th Patient in NeuVax Phase 3 PRESENT Clinical Trial —We announced enrollment of the 700th patient in our Phase 3 PRESENT clinical trial.

On February 9, 2015, we announced the enrollment in the NeuVax Phase 3 PRESENT clinical trial of the 700th patient, which is the patient enrollment target as defined by the PRESENT Phase 3 clinical trial protocol.

Financial Condition

We had cash and cash equivalents of approximately $34.8 million as of September 30, 2015. We believe that our existing cash and cash equivalents and the net proceeds of this offering and funding available under our sales agreements with MLV & Co. and Maxim Group LLC should be sufficient to fund our operations for at least one year. This projection is based on our current planned operations and revenue expectations and is subject to changes in our plans and uncertainties inherent in our business, and we may need to seek to replenish our existing cash and cash equivalents sooner than we project. There is no guarantee that any additional funding will be available to us on acceptable terms, or at all. If we fail to obtain additional funding when needed, we would be forced to scale back or terminate our operations, or to seek to merge with or to be acquired by another company.

Purchase Agreement with Lincoln Park Capital Fund, LLC

On November 18, 2014, we entered into a purchase agreement with Lincoln Park Capital Fund, LLC, or Lincoln Park. In consideration for Lincoln Park entering into the purchase agreement, we issued to Lincoln Park 631,221 shares of our common stock valued at approximately $1.74 per share, which we refer to as the “Commitment Shares.” Under the purchase agreement, Lincoln Park initially purchased $5,000,000 of shares of our common stock at a purchase price of $2.00 per share, and has since purchased prior to the date of this prospectus an additional 4,800,000 shares of our common stock at an average price of $1.63 per share. The purchase agreement provides that, upon the terms and subject to the conditions and limitations set forth therein, Lincoln Park is irrevocably committed to purchase an aggregate of up to $42,194,000 of additional shares of our common stock over the remaining term of the purchase agreement.

This prospectus covers up to $42,194,000 of additional shares of common stock subject that, in our sole discretion, we may sell from time to time to Lincoln Park in accordance with the terms and subject to the conditions and limitations in the purchase agreement.

On any business day and as often as every other business day over the term of the purchase agreement ending November 18, 2018, we have the right, in our sole discretion, subject to the conditions and limitations in the purchase agreement, to direct Lincoln Park to purchase up to 300,000 shares of our common stock, which we refer to as a “Regular Purchase,” except that any individual Regular Purchase will not exceed $2,000,000 without the mutual consent of the parties on the purchase date. The maximum number

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of shares in any individual Regular Purchase will increase to 350,000 shares if the closing price of our common stock on the purchase date is not below $3.00 and to 400,000 shares if the closing price on the purchase date is not below $5.00. The purchase price per share of common stock to be purchased by Lincoln Park in a Regular Purchase will be the lower of (i) the lowest sale price of our common stock on the purchase date as reported on The NASDAQ Capital Market and (ii) the arithmetic average of the three lowest closing sale prices of our common stock during the ten consecutive business days prior to the purchase date as reported on The NASDAQ Capital Market.

We also have the right, in our sole discretion, to accelerate the amount of our shares of common stock to be purchased under certain circumstances in an amount of up to the lesser of (i) three times the number of Shares purchased in a corresponding Regular Purchase and (ii) 30% of the trading volume on such accelerated purchase date, provided that the closing sale price of our common stock equals or exceeds $2.00 on such purchase date as reported on The NASDAQ Capital Market. The purchase price per share for any such accelerated purchase will be equal to the lower of (i) the closing sale price for the common stock on the accelerated purchase date as reported on The NASDAQ Capital Market and (ii) ninety-six percent (96%) of the volume weighted-average price of our common stock on the accelerated purchase date as reported on The NASDAQ Capital Market.

There is no upper limit on the price per share that Lincoln Park must pay for our common stock under the purchase agreement, but in no event will shares be sold to Lincoln Park on a day our closing price is less than $1.00 per share. The purchase price will be equitably adjusted for any reorganization, recapitalization, non-cash dividend, stock split or other similar transaction occurring during the business days used to compute the purchase price.

There are no trading volume requirements or restrictions under the purchase agreement, but there are limitations on the number of shares we can sell to Lincoln Park as described below. We will control the timing and amount of any sales of our common stock to Lincoln Park, and we may terminate the purchase agreement at any time without fee, penalty or cost, upon one business day’s notice to Lincoln Park.

The purchase agreement limits our sales of shares of common stock to Lincoln Park to a maximum of 19.99% of our total outstanding shares of common stock as of November 18, 2014, or approximately 42,270,277 shares (the “Maximum Share Cap”), including 7,932,121 shares sold to Lincoln Park prior to the date of this prospectus, unless we first obtain stockholder approval under the rules of The NASDAQ Capital Market or unless the average price of all shares of our common stock sold to Lincoln Park exceeds $1.889, which represents the closing bid price of our common stock on November 18, 2014 as reported on The NASDAQ Capital Market plus $0.0491, such that such sales to Lincoln Park are considered to be at least “at market” under the applicable NASDAQ rules.

The purchase agreement also prohibits us from selling Lincoln Park any shares of common stock if those shares, when aggregated with all other shares of our common stock then beneficially owned by Lincoln Park and its affiliates, would result in Lincoln Park and its affiliates having beneficial ownership of more than 9.99% of the then total outstanding shares of our common stock (161,900,446 shares as of September 30, 2015), as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and Rule 13d-3 thereunder.

The number of shares of our common stock offered for resale by Lincoln Park under this prospectus is dependent upon the number of shares purchased by Lincoln Park under the purchase agreement. The following table sets forth the total number of shares that would be issued at varying purchase prices (without deduction for commissions or expenses payable by us) for us to receive the entire $42,194,000 in gross proceeds from the sale of shares to Lincoln Park under the purchase agreement:

Assumed Average Purchase Price(1)	Maximum Number of Shares to be Sold to Lincoln Park(2)	Percentage of Outstanding Shares After Giving Effect to the Sale of Shares to Lincoln Park(3)	Gross Proceeds from the Sale of Shares to Lincoln Park
$1.50	28,129,333	15%	$42,194,000
$2.00	21,097,000	12%	$42,194,000
$2.50	16,877,600	9%	$42,194,000
$3.00	14,064,667	8%	$42,194,000
$3.50	12,055,429	7%	$42,194,000

(1)	Under the purchase agreement, we may not sell shares to Lincoln Park on a day our closing price is less than $1.00 per share.
(2)	We may be required to seek stockholder approval in order to be in compliance with the rules of The NASDAQ Capital Market if we seek to issue shares, including shares in other transactions not included in this offering that may be aggregated with this offering under the applicable rules of The NASDAQ Capital Market, in excess of the Maximum Share Cap.
(3)	The denominator is based on 161,900,446 shares outstanding as of September 30, 2015 and adjusted to include the number of shares set forth in the adjacent column which we would have sold to Lincoln Park. The numerator is based on the number of shares which would have been sold to Lincoln Park under the purchase agreement at the corresponding assumed average purchase price set forth in the adjacent column.

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The following will constitute events of default under the purchase agreement:

•	the effectiveness of the registration statement, of which this prospectus and accompanying prospectus are a part, lapses for any reason (including, without limitation, the issuance of a stop order or similar order), or this prospectus and accompanying prospectus are unavailable for sale by us to Lincoln Park (or the resale by Lincoln Park) of our common stock offered hereby, and such lapse or unavailability continues for a period of ten consecutive business days or for more than an aggregate of 30 business days in any 365-day period;

•	suspension of our common stock from trading or the failure of our common stock to be traded on the principal market on which our common stock is listed for a period of one business day;

•	the delisting of our common stock from The NASDAQ Capital Market, provided our common stock is not immediately thereafter trading on the New York Stock Exchange, The NASDAQ Global Market, The NASDAQ Global Select Market, the NYSE MKT, the NYSE Arca, the OTC Bulletin Board or OTC Markets (or nationally recognized successor to any of the foregoing);

•	the failure of our transfer agent to issue to Lincoln Park shares of our common stock within three business days of the date on which Lincoln Park is entitled to receive such shares under the purchase agreement;

•	any breach by us of the representations or warranties or covenants contained in the purchase agreement or any related agreements if such breach could have a material adverse effect and except, in the case of a breach of a covenant which is reasonably curable, only if such breach continues for a period of at least five business days;

•	any participation or threatened participation in insolvency or bankruptcy proceedings by or against us;

•	if at any time we are not eligible to transfer our common stock electronically; or

•	if at any time the Maximum Share Cap is reached, to the extent applicable.

During the continuation of any event of default set forth above, shares of our common stock cannot be sold by us or purchased by Lincoln Park under the purchase agreement. Lincoln Park, however, has no right to terminate the purchase agreement upon the occurrence or during the continuation of an event of default.

This offering will terminate on the date that all shares offered by this prospectus have been sold or, if earlier, the expiration or termination of the purchase agreement. The purchase agreement will expire on November 18, 2018, unless sooner terminated. We have the right to terminate the purchase agreement at any time, at no cost to us, upon one business day notice to Lincoln Park. In the event of bankruptcy proceedings by or against us, the purchase agreement will automatically terminate without action by us or Lincoln Park.

Sales Agreements with MLV & Co. and Maxim Group LLC

We entered into sales agreements with MLV & Co. LLC, or MLV, and Maxim Group LLC, or Maxim, on May 24, 2013, under which we may currently issue and sell our common stock having a cumulative aggregate offering price of up to $20,000,000.

The sales, if any, of shares made under the sales agreements will be made on The NASDAQ Capital Market by means of ordinary brokers’ transactions at market prices, in block transactions or as otherwise agreed by MLV or Maxim and us. We may instruct MLV and Maxim not to sell common stock if the sales cannot be effected at or above the price designated by us from time to time. We or MLV or Maxim may suspend the offering of common stock upon notice and subject to other conditions. As agents, MLV and Maxim will not engage in any transactions that stabilize the price of our common stock.

We will pay each of MLV and Maxim commissions for its services in acting as agent in the sale of common stock. MLV and Maxim will be entitled to compensation at a fixed commission rate of 3.0% of the gross sales price per share sold.

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Corporate Information

Our principal executive offices are located at 2000 Crow Canyon Place, Suite 380, San Ramon, California 94583, and our phone number is (855) 855-4253. Our website address is www.galenabiopharma.com. We do not incorporate the information on our website into this prospectus, and you should not consider such information part of this prospectus.

We were incorporated as Argonaut Pharmaceuticals, Inc. in Delaware on April 3, 2006 and changed our name to RXi Pharmaceuticals Corporation on November 28, 2006. On September 26, 2011, we changed our company name from RXi Pharmaceuticals Corporation to Galena Biopharma, Inc.

The Offering

Common stock offered by us pursuant to this prospectus	Up to $42,194,000 of shares of common stock that, in our sole discretion, we may sell to Lincoln Park in accordance with the terms and subject to the conditions and limitations of the purchase agreement.

Common stock to be outstanding after this offering	Up to approximately 27,705,064 shares, assuming an average sales price of $1.58 per share for the $42,194,000 that may be sold from time to time, which assumed average sale price was the closing price of our common stock on September 30, 2015 as reported on The NASDAQ Capital Market. The actual number of shares issued and outstanding will vary depending on the sale prices of shares sold to Lincoln Park in this offering.

Use of proceeds	We intend to use the net proceeds from this offering to augment our working capital and for general corporate purposes. See “Use of Proceeds” on page 28 of this prospectus.

NASDAQ Capital Market symbol	Our common stock is listed on The NASDAQ Capital Market under the symbol “GALE.”

Dividend policy	We do not anticipate paying any cash dividends on our common stock.

Risk factors	Investing in our shares involves significant risks. See “Risk Factors” beginning on page 13 of this prospectus and the documents incorporated by reference in this prospectus.

The number of shares of common stock shown above to be outstanding after this offering is based on 161,900,446 shares outstanding as of September 30, 2015 and excludes as of such date:

•	675,000 shares held in treasury;

•	11,188,443 shares of our common stock subject to outstanding options having a weighted-average exercise price of $2.83 per share;

•	10,250,759 shares of our common stock reserved for issuance in connection with future awards under our 2007 stock incentive plan;

•	528,131 shares of our common stock reserved for sale under our employee stock purchase plan; and

•	22,308,475 shares of our common stock subject to outstanding warrants having a weighted-average exercise price of $2.10 per share.

The number of shares of common stock issuable upon the exercise of our outstanding warrants and the exercise prices thereof are subject to adjustment in certain circumstances.

Unless otherwise indicated, the information contained in this prospectus reflects an assumed average offering price of $1.58 per share offered by us to Lincoln Park in this offering, which price was the closing price of our common stock on September 30, 2015 as reported on The NASDAQ Capital Market.

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NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the other documents we have filed with the SEC that are incorporated herein by reference contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of financing needs, revenue, expenses, earnings or losses from operations, or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning product research, development and commercialization plans and timelines, any statements regarding safety and efficacy of product candidates, any statements of expectation or belief and any statements of assumptions underlying any of the foregoing. In addition, forward-looking statements may contain the words “believe,” “anticipate,” “expect,” “estimate,” “intend,” “plan,” “project,” “will be,” “will continue,” “will result,” “seek,” “could,” “may,” “might,” or any variations of such words or other words with similar meanings. All forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements and risk factors set forth under “Risk Factors” and elsewhere in this prospectus and set forth in our Form 10-K for the year ended December 31, 2014 and subsequent Quarterly Reports on Form 10-Q filed with the SEC. See “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” in this prospectus for information on how to access or obtain our reports filed with the SEC.

Given their inherent uncertainty, you should not place undue reliance on these forward-looking statements. You should read this prospectus and the documents that we reference in this prospectus with the understanding that our actual future results may be materially different from what we expect. Except as required by law, we do not undertake any obligation to update or revise any forward-looking statements contained in this prospectus, whether as a result of new information, future events or otherwise.

RISK FACTORS

Investing in our common stock involves significant risks. Before making an investment decision, you should carefully consider the risks described below, together with the information under “Risk Factors” in our most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q and the other information incorporated by reference in this prospectus. Some of these factors relate principally to our business and the industry in which we operate. Other factors relate principally to your investment in our common stock. If any of these risks were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially and adversely affected. In such case, you may lose all or part of your investment.

The risks and uncertainties described below and in our most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also materially and adversely affect our business and operations.

Risks Relating to Our Business

We have determined to sell or otherwise dispose of Zuplenz, and we do not know whether the process will result in significant value for our stockholders.

We have determined to sell or otherwise dispose of Zuplenz and related assets and to cease our commercial operations, and there can be no assurance that any sale could be completed in a timely manner, on a cost-effective basis, on terms favorable to us, or at all. The sale of assets entails numerous potential risks, including:

•	diversion of resources and management’s attention from the operation of our business;

•	loss of key employees in anticipation of or following such a sale;

•	insufficient sale proceeds to offset transaction-related expenses;

•	negative effects on our reported results of operations from discontinued operations, disposition-related charges, amortization of expenses related to intangibles and charges for impairment of long-term assets; and

•	damage to our existing investor, customer and supplier relationships.

If there is not sufficient interest from potential purchasers, we may seek to transfer Zuplenz back to the company from which we acquired the product and cease our commercial operations, including separating our commercial operation employees. We do not know whether or at what cost we would be able to transfer the product, or if there would be any continuing obligations required of us following any such transfer. We would expect to incur significant costs associated with separating our commercial operations employees from our company.

We believe that our strategy will result in significant future net savings to us, but there is no assurance that we will obtain any significant proceeds from the sale or other disposition of our commercial operations or that the process will result in significant value for our stockholders. Following the cessation of our commercial operations, we will have no recurring revenue unless and until we are able to obtain marketing approval of one or more of our product candidates.

We are subject, directly or indirectly, to U.S. federal and state health care fraud and abuse and false claims laws and regulations. Prosecutions under such laws have increased in recent years and we may become subject to such investigations or litigation. If we are unable to, or have not fully complied with such laws, we could face substantial penalties.

Our commercial operations are directly, or indirectly through our customers and health care professionals, subject to various U.S. federal and state fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute, federal False Claims Act, federal Sunshine Act, and federal Foreign Corrupt Practices Act. These laws may impact, among other things, our product sales, and marketing and education programs.

The federal Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving, or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing or arranging for a good or service, for which payment may be made under a federal health care program such as the Medicare and Medicaid programs. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal health care covered business, the statute has been violated. The Anti-Kickback Statute is broad, and despite a series of narrow safe harbors, prohibits many arrangements and practices that are lawful in businesses outside of the health care industry. Penalties for violations of the federal Anti-Kickback Statute include criminal penalties and civil and administrative sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other federal health care programs. An alleged violation of the Anti- Kickback Statute may be used as a predicate offense to establish liability pursuant to other federal laws and regulations such as the federal False Claims Act. Many states have also adopted laws similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for health care items or services reimbursed by any source, not only Medicare and Medicaid programs.

The federal False Claims Act prohibits persons from knowingly filing, or causing to be filed, a false claim to, or the knowing use of false statements to obtain payment from, the federal government. Suits filed under the False Claims Act, known as “quitam” actions, can be brought by any individual on behalf of the government and such individuals, commonly known as “relators” or “whistleblowers,” may share in any amounts paid by the entity to the government in fines or settlement. The frequency of filing qui tam actions has increased significantly in recent years, causing greater numbers of health care companies to have to defend a False Claim Act action.

The federal Patient Protection and Affordable Care Act includes provisions expanding the ability of certain relators to bring actions that would have been dismissed under prior law. When an entity is determined to have violated the federal False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties for each separate false claim. The Deficit Reduction Act of 2005 encouraged states to enact or modify their state false claims acts to be at least as effective as the federal False Claims Act by granting states a portion of any federal Medicaid funds recovered through Medicaid-related actions. Most states have enacted state false claims laws, and many of those states included laws including qui tam provisions. The federal Patient Protection and Affordable Care Act includes provisions known as the Physician Payments Sunshine Act, which requires manufacturers of drugs, biologics, devices and medical supplies covered under Medicare and Medicaid to record any transfers of value to physicians and teaching hospitals and to report this data beginning in 2013 to the Centers for Medicare and Medicaid Services for subsequent public disclosures. Manufacturers must also disclose investment interests held by physicians and their family members. Failure to submit the required information may result in civil monetary penalties of up to $1 million per year for knowing violations and may result in liability under other federal laws or regulations. Similar reporting requirements have also been enacted on the state level in the U.S., and an increasing number of countries worldwide either have adopted or are considering similar laws requiring transparency of interactions with health care professionals. In addition, some states such as Massachusetts and Vermont imposed an outright ban on certain gifts to physicians. These laws could affect our product promotional activities by limiting the kinds of interactions we could have with hospitals, physicians or other potential purchasers or users of our system. Both the disclosure laws and gift bans also will impose administrative, cost and compliance burdens on us.

There has been a federal investigation of two of the high prescribing physicians for Abstral and a criminal trial of those two physicians set for the next year on violations of the federal False Claims Act and other federal statutes in which we have received a trial subpoena for documents. We were not a target or subject of that investigation. There have also been federal and state investigations of a company that has a competitor brand to Abstral. We also have learned that the FDA may be investigating our Abstral promotion practices. In light of those investigations, we are unable to predict whether we could become subject to actions under any of these laws, or the impact of such actions. If we are found to be in violation of any of the laws described above and other applicable state and federal fraud and abuse laws, we may be subject to penalties, including civil and criminal penalties, damages, fines, or an administrative action of suspension or exclusion from government health care reimbursement programs and the curtailment or restructuring of our commercial operations.

In addition, to the extent we commence commercial operations and conduct clinical trials overseas, we will be subject to the Foreign Corrupt Practices Act and other countries’ anti-corruption/anti-bribery regimes, such as the U.K. Bribery Act. The Foreign Corrupt Practices Act prohibits improper payments or offers of payments to foreign governments and their officials for the purpose of obtaining or retaining business. Safeguards we implement to discourage improper payments or offers of payments by our employees, consultants, sales agents or distributors may be ineffective, and violations of the Foreign Corrupt Practices Act and similar laws may result in severe criminal or civil sanctions, or other liabilities or proceedings against us, any of which would likely harm our reputation, business, financial conditions and results of operations.

consultants, sales agents or distributors may be ineffective, and violations of the Foreign Corrupt Practices Act and similar laws may result in severe criminal or civil sanctions, or other liabilities or proceedings against us, any of which would likely harm our reputation, business, financial conditions and results of operations.

We face product liability exposure and, if successful claims are brought against us, we may incur substantial liability if our insurance coverage for those claims is inadequate.

The commercial sale of our products exposes us to possible product liability claims. This risk exists even if a product is approved for commercial sale by the FDA and manufactured in facilities licensed and regulated by the FDA. Our products are designed to affect important bodily functions and processes. Any side effects, manufacturing defects, misuse or abuse associated with our products could result in injury to a patient or even death. For example, because Abstral is designed to be self-administered by patients, it is possible that a patient could fail to follow instructions and as a result apply a dose in a manner that results in injury. In addition, Abstral is an opioid pain reliever that contains fentanyl, which is regulated as a “controlled substance” under the Controlled Substances Act of 1970 (the “CSA”) and could result in harm to patients relating to its potential for abuse. Product liability claims may be brought against us by consumers, health care providers, pharmaceutical companies or others selling or otherwise coming into contact with our products or generic versions of our products. If we cannot successfully defend ourselves against product liability claims we will incur substantial liabilities. In addition, regardless of merit or eventual outcome, product liability claims may result in:

•	impairment of our business reputation;

•	product recall or withdrawal from the market;

•	costs of related litigation;

•	distraction of management’s attention from our primary business; or

•	substantial monetary awards to patients or other claimants.

We have obtained product liability insurance coverage for commercial product sales with a $5 million per occurrence and a $5 million annual aggregate coverage limit. We also carry excess product liability insurance coverage for commercial product sales with an additional $5 million per occurrence and an additional $5 million annual aggregate coverage limit. Our insurance coverage may not be sufficient to cover all of our product liability related expenses or losses and may not cover us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive and, in the future, we may not be able to maintain insurance coverage at a reasonable cost, in sufficient amounts or upon adequate terms to protect us against losses due to product liability. If we determine that it is prudent to increase our product liability coverage based on sales of our products, we may be unable to obtain this increased product liability insurance on commercially reasonable terms or at all. Large judgments have been awarded in class action or individual lawsuits based on drugs that had unanticipated side effects, including side effects that may be less severe than those of our products. A successful product liability claim or series of claims brought against us could cause our stock price to decline and, if judgments exceed our insurance coverage, could decrease our cash and have a material adverse effect our business, results of operations, financial condition and prospects.

Our business involves the use of hazardous materials and we and our third-party manufacturers and suppliers must comply with environmental laws and regulations, which can be expensive and restrict how we do business.

Our third-party manufacturers’ and suppliers’ activities involve the controlled storage, use and disposal of hazardous materials, including the components of Abstral. We and our manufacturers and suppliers are subject to laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous materials even after we sell or otherwise dispose of the products. In some cases, these hazardous materials and various wastes resulting from their use will be stored at our contractors or manufacturers’ facilities pending use and disposal. We cannot completely eliminate the risk of contamination, which could cause an interruption of our commercialization efforts, injury to our employees and others, environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. Although we expect that the safety procedures utilized by our third-party contractors and manufacturers for handling and disposing of these materials will generally comply with the standards prescribed by these laws and regulations, we cannot guarantee that this will be the case or eliminate the risk of accidental contamination or injury from these materials. In such an event, we may be held liable for any resulting damages and such liability could exceed our resources. We do not currently carry biological or hazardous waste insurance coverage and our property and casualty and general liability insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination.

Health care reform measures and changes in policies, funding, staffing and leadership at the FDA and other agencies could hinder or prevent the commercial success of our product candidates.

In the U.S., there have been a number of legislative and regulatory changes to the healthcare system in ways that could affect our future results of operations and the future results of operations of our potential customers. For example, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 established a new Part D prescription drug benefit, which became effective January 1, 2006. Under the prescription drug benefit, Medicare beneficiaries can obtain prescription drug coverage from private sector plans that are permitted to limit the number of prescription drugs that are covered in each therapeutic category and class on its formularies. If our product candidates, once approved, are not widely included on the formularies of these plans, our ability to sell our products may be adversely affected.

Furthermore, there have been and continue to be a number of initiatives at the federal and state levels that seek to reduce healthcare costs. In March 2010, President Obama signed into law the Patient Protection and Affordable Health Care Act of 2010, as amended by the Health Care and Education Affordability Reconciliation Act of 2010 (jointly, the “PPACA”), which includes measures to significantly change the way health care is financed by both governmental and private insurers. Among the provisions of the PPACA of importance to the pharmaceutical industry are the following:

•	an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents, apportioned among these entities according to its market share in certain government healthcare programs;

•	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program, retroactive to January 1, 2010, to 23% and 13% of the average manufacturer price for most branded and generic drugs, respectively;

•	a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during its coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

•	extension of manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

•	expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for certain individuals with income at or below 133% of the Federal Poverty Level, thereby potentially increasing both the volume of sales and manufacturers’ Medicaid rebate liability;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

•	new requirements to report certain financial arrangements with physicians and teaching hospitals, as defined in the PPACA and its implementing regulations, including reporting any “transfer of value” made or distributed to teaching hospitals, prescribers, and other healthcare providers and reporting any ownership and investment interests held by physicians and its immediate family members and applicable group purchasing organizations during the preceding calendar year, with data collection required and reporting to the Centers for Medicare & Medicaid Services (the “CMS”) required by the 90th day of each calendar year;

•	a new requirement to annually report drug samples that manufacturers and distributors provide to physicians;

•	expansion of health care fraud and abuse laws, including the False Claims Act and the Anti-Kickback Statute, new government investigative powers, and enhanced penalties for noncompliance;

•	a licensure framework for follow-on biologic products;

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

•	creation of the Independent Payment Advisory Board which, beginning in 2014, will have authority to recommend certain changes to the Medicare program that could result in reduced payments for prescription drugs and those recommendations could have the effect of law even if Congress does not act on the recommendations; and

•	establishment of a Center for Medicare Innovation at the CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

In addition, other legislative changes have been proposed and adopted since the PPACA was enacted. On August 2, 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on

Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, starting in 2013. On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012 (the “ATRA”), which, among other things, delayed for another two months the budget cuts mandated by these sequestration provisions of the Budget Control Act of 2011. The ATRA also reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other health care funding, which could have a material adverse effect on our customers and, accordingly, our financial operations.

Additionally, individual states have become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, and marketing cost disclosure and transparency measures, and designed to encourage importation from other countries and bulk purchasing. Legally-mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, results of operations, financial condition and prospects.

In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in its prescription drug and other healthcare programs. This can reduce demand for our products or put pressure on our product pricing, which could negatively affect our business, results of operations, financial condition and prospects.

Additionally, given recent federal and state government initiatives directed at lowering the total cost of healthcare, Congress and state legislatures will likely continue to focus on healthcare reform, the cost of prescription drugs and the reform of the Medicare and Medicaid programs. While we cannot predict the full outcome of any such legislation, it may result in decreased reimbursement for prescription drugs, which may further exacerbate industry-wide pressure to reduce prescription drug prices. This could harm our ability to market our products and generate revenue. In addition, legislation has been introduced in Congress that, if enacted, would permit more widespread importation or re-importation of pharmaceutical products from foreign countries into the U.S., including from countries where the products are sold at lower prices than in the U.S. Such legislation, or similar regulatory changes, could lead to a decision to decrease our prices to better compete, which, in turn, could adversely affect our business, results of operations, financial condition and prospects. It is also possible that other legislative proposals having similar effects will be adopted.

Furthermore, regulatory authorities’ assessment of the data and results required to demonstrate safety and efficacy can change over time and can be affected by many factors, such as the emergence of new information, including on other products, changing policies and agency funding, staffing and leadership. We cannot be sure whether future changes to the regulatory environment will be favorable or unfavorable to our business prospects.

Risks Relating to Our Development Programs

Our drug candidates may not receive regulatory approval or be successfully commercialized.

Before they can be marketed, our products in development must be approved by the FDA or similar foreign governmental agencies. The process for obtaining FDA approval is both time-consuming and costly, with no certainty of a successful outcome. Before obtaining regulatory approval for the sale of any drug candidate, we must conduct extensive preclinical tests and clinical trials to demonstrate the safety and efficacy in humans of our product candidates. Although our drug candidates have exhibited no serious adverse events (“SAEs”) in the Phase 1 and 1/2 clinical trial, SAEs or other unexpected side effects may arising during further testing and development. A failure of any preclinical study or clinical trial can occur at any stage of testing. The results of preclinical and initial clinical testing of these products may not necessarily indicate the results that will be obtained from later or more extensive testing. It also is possible to suffer significant setbacks in advanced clinical trials, even after obtaining promising results in earlier trials.

Clinical trial designs that were discussed with the authorities prior to their commencement may not result in the success of the trials or subsequently be considered insufficient for approval. Thus, our special protocol assessment with the FDA for our PRESENT trial does not ensure success of the trial or guarantee regulatory approval of NeuVax for the treatment of breast cancer.

We reached agreement with the FDA regarding the special protocol assessment, or SPA, for the design of our NeuVax Phase 3 PRESENT trial as an adjuvant in the treatment of patients with Node positive HER2 negative breast cancer in 2009. An SPA certifies the agreement with the FDA regarding the study endpoints, study design and statistical assumptions of the clinical trial. The SPA is documented as part of the administrative record, and is binding on the FDA and may not be changed unless we fail to follow the agreed upon protocol, data supporting the test are found to be false or incomplete, or the FDA determines that a substantial scientific issue essential to determining the safety or effectiveness of the drug was identified after the testing began. In June 2013, the FDA agreed to an amendment to the SPA to account for the use of a companion diagnostic. Even with a SPA, approval of an NDA or a biological license application is not guaranteed because a final determination that an agreed upon protocol satisfies a specific objective, such as the demonstration of efficacy, or supports an approval decision, will be based on a complete review of all the data submitted to the FDA. There is no assurance, therefore, that NeuVax Phase 3 PRESENT trial will be successful or that Neu Vax for the treatment of patients with Node positive HER2 negative breast cancer will be approved by the FDA.

A number of different factors could prevent us from obtaining regulatory approval or commercializing our product candidates on a timely basis, or at all.

We, the FDA or other applicable regulatory authorities, an Independent Data Safety Monitoring Board or “IDSMB” governing our clinical trials, or an institutional review board, or “IRB,” which is an independent committee registered with and overseen by the U.S. Department of Health and Human Services, or “HHS,” that functions to approve, monitor and review biomedical and behavioral research involving humans, may suspend clinical trials of a drug candidate at any time for various reasons, including if we or it believe the subjects or patients participating in such trials are being exposed to unacceptable health risks. Among other reasons, adverse side effects of a drug candidate on subjects or patients in a clinical trial could result in the FDA or other regulatory authorities suspending or terminating the trial and refusing to approve a particular drug candidate for any or all indications of use.

Clinical trials of a new drug candidate require the enrollment of a sufficient number of patients, including patients who are suffering from the disease the drug candidate is intended to treat and who meet other eligibility criteria. Rates of patient enrollment are affected by many factors, and delays in patient enrollment can result in increased costs and longer development times than we expect at present. Patients who are enrolled at the outset of this standard of care also may eventually choose for personal reasons not to participate in the study. We also compete for eligible patients with other breast cancer trials underway from time to time, and we may experience delays in patient enrollment due to the dependency of other large trials underway in the same patient population.

Clinical trials also require the review and oversight of IRBs, which approve and continually review clinical investigations to protect the rights and welfare of human subjects. An inability or delay in obtaining IRB approval could prevent or delay the initiation and completion of clinical trials, and the FDA may decide not to consider any data or information derived from a clinical investigation not subject to initial and continuing IRB review and approval.

In addition, cancer vaccines are a relatively new form of therapeutic treatment and a very limited number of such products have received regulatory approval. Therefore, the FDA or other regulatory authority may apply standards for approval of a new cancer vaccine that is different from past experience.

Numerous factors could affect the timing, cost or outcome of our drug development efforts, including the following:

•	difficulties or delays in enrolling patients in our Phase 1/2 clinical trials of GALE-301 (folate binding protein (FBP) vaccine), our Phase 2 clinical trial of GALE-401 (anagrelide controlled release) or other clinical trials in conformity with required protocols or projected timeline or in our other NeuVax clinical trials;

•	conditions imposed on us by the FDA, including the possibility that the FDA would require an additional Phase 3 trial of NeuVax, or comparable foreign authorities regarding the scope or design of our clinical trials;

•	difficulties or delays in arranging for third parties to conduct clinical trials of our product candidates;

•	problems in engaging IRBs to oversee trials or problems in obtaining or maintaining IRB approval of studies;

•	third-party contractors failing to comply with regulatory requirements or meet their contractual obligations to us in a timely manner;

•	our drug candidates having very different chemical and pharmacological properties in humans than in laboratory testing and interacting with human biological systems in unforeseen, ineffective or harmful ways, and the possibility that our previous Phase 2 trials will not be indicative of our drug candidates’ performance in larger patient populations;

•	the need to suspend or terminate our clinical trials if the participants are being exposed to unacceptable health risks;

•	insufficient or inadequate supply or quality of our drug candidates or other necessary materials necessary to conduct our clinical trials;

•	disruption at our foreign clinical trial sites resulting from local social or political unrest or other geopolitical factors;

•	effects of our drug candidates not being the desired effects or including undesirable side effects or the drug candidates having other unexpected characteristics;

•	negative or inconclusive results from our clinical trials or the clinical trials of others for drug candidates similar to our own or inability to generate statistically significant data confirming the efficacy of the product being tested;

•	adverse results obtained by other companies developing similar drugs;

•	modification of the drug during testing; and

•	reallocation of our financial and other resources to other clinical programs.

It is possible that none of the product candidates that we develop will obtain the appropriate regulatory approvals necessary for us to begin selling them or that any regulatory approval to market a product may be subject to limitations on the indicated uses for which we may market the product. The time required to obtain FDA and other approvals is unpredictable but often can take years following the commencement of clinical trials, depending upon the complexity of the drug candidate. Any analysis we perform of data from clinical activities is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. Any delay or failure in obtaining required approvals could have a material adverse effect on our ability to generate revenue from the particular drug candidate.

In addition, the length of time to develop the product candidates as well as any regulatory delays in the development and regulatory approval process could cause the patent exclusivity to be unavailable or greatly reduced for each product candidate. The lack of paten exclusivity could have a material adverse effect on our ability to generate revenue from the particular drug candidate.

We are also subject to numerous foreign regulatory requirements governing the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. The foreign regulatory approval process includes all of the risks associated with the FDA approval described above as well as risks attributable to the satisfaction of local regulations in foreign jurisdictions. Approval by the FDA does not assure approval by regulatory authorities outside of the U.S.

We are dependent upon contract manufacturers for clinical supplies of our product candidates, including our sole source of supply of a key component of our Phase 3 PRESENT study of NeuVax.

We do not have the facilities or expertise to manufacture supplies of any of our product candidates for clinical trials. Accordingly, we are dependent upon contract manufacturers for these supplies. There can be no assurance that we will be able to secure needed supply arrangements on reasonable terms, or at all. Our failure to secure these arrangements as needed could have a materially adverse effect on our ability to complete the development of our product candidates or, if we obtain regulatory approval for our product candidates, to commercialize them.

Our current plans call for the manufacture of our compounds by contract manufacturers offering research grade, Good Laboratory Practices grade and Good Manufacturing Practices grade materials for preclinical studies (e.g., toxicology studies) and for clinical use. Certain of our product candidates are complex molecules requiring many synthesis steps, which may lead to challenges with purification and scale-up. These challenges could result in increased costs and delays in manufacturing.

NeuVax is administered in combination with Leukine, a “GM-CSF” available in both liquid and lyopholyzed forms exclusively from Genzyme Corporation, or “Genzyme,” a subsidiary of Sanofi-Aventis. We will continue to be dependent on Genzyme for our supply of Leukine in connection with the ongoing NeuVax and GALE-301 trials and the potential commercial manufacture of these programs. Any temporary interruptions or discontinuation of the availability of Leukine, or any determination by us to change the GM-CSF used with NeuVax or GALE-301, may have a material adverse effect on our clinical trials and any commercialization of the assets.

We may not be able to establish or maintain the third-party relationships that are necessary to develop or potentially commercialize some or all of our product candidates.

We expect to depend on collaborators, partners, licensees, clinical research organizations and other third parties to support our discovery efforts, to formulate product candidates, to manufacture our product candidates, and to conduct clinical trials for some or all of our product candidates. We cannot guarantee that we will be able to successfully negotiate agreements for or maintain relationships with collaborators, partners, licensees, clinical investigators, vendors and other third parties on favorable terms, if at all. Our ability to successfully negotiate such agreements will depend on, among other things, potential partners’ evaluation of the superiority of our technology over competing technologies and the quality of the preclinical and clinical data that we have generated, and the perceived risks specific to developing our product candidates. If we are unable to obtain or maintain these agreements, we may not be able to clinically develop, formulate, manufacture, obtain regulatory approvals for or commercialize our product candidates. Under certain license agreements that we have already entered into, we have minimum dollar amounts per year that we are obligated to spend on the development of the technology we have licensed from our contract partners and other obligations to maintain certain licenses. If we fail to meet this requirement under any of our licenses that contain such requirements or any other obligations under these licenses, we may be in breach of our obligations under such agreement, which may result in the loss of the technology licensed.

We cannot necessarily control the amount or timing of resources that our contract partners will devote to our research and development programs, product candidates or potential product candidates, and we cannot guarantee that these parties will fulfill its obligations to us under these arrangements in a timely fashion. We may not be able to readily terminate any such agreements with contract partners even if such contract partners do not fulfill its obligations to us.

In addition, we may receive notices from third parties from time to time alleging that our technology or product candidates infringe upon the intellectual property rights of those third parties. Any assertion by third parties that our activities or product candidates infringe upon its intellectual property rights may adversely affect our ability to secure strategic partners or licensees for our technology or product candidates or our ability to secure or maintain manufacturers for our compounds.

We are subject to competition and may not be able to compete successfully.

The biotechnology industry, including the cancer immunotherapy market, is intensely competitive and involves a high degree of risk. We compete with other companies that have far greater experience and financial, research and technical resources than us. Potential competitors in the U.S. and worldwide are numerous and include pharmaceutical and biotechnology companies, educational institutions and research foundations, many of which have substantially greater capital resources, marketing experience, research and development staffs and facilities than us. Some of our competitors may develop and commercialize products that compete directly with those incorporating our technology, introduce products to market earlier than our products or on a more cost effective basis. In addition, our technology may be subject to competition from other technology or methods developed using techniques other than those developed by traditional biotechnology methods. Our competitors compete with us in recruiting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to our technology. Our collaborators or we will face competition with respect to product efficacy and safety, ease of use and adaptability to various modes of administration, acceptance by physicians, the timing and scope of regulatory approvals, availability of resources, reimbursement coverage, price and patent position, including potentially dominant patent positions of others. An inability to successfully complete our product development could lead to us having limited prospects for establishing market share or generating revenue from our technology.

For patients with early stage breast cancer, adjuvant therapy is often given to prevent recurrence and increase the chance of long-term disease free survival. Adjuvant therapy for breast cancer can include chemotherapy, hormonal therapy, radiation therapy, or combinations thereof. In addition, the HER2 targeted drug trastuzumab (Herceptin ) may be given to patients with tumors with high expression of HER2 (IHC 3+), in the adjuvant setting which may be useful in treating breast cancer.

There are a number of cancer vaccines in development for breast cancer, including but not limited to Lapuleucel-T (Dendreon), and AE-37 (Antigen Express). While these development candidates are aimed at a number of different targets, and AE-37 has published data in the HER2 breast cancer patient population, there is no guarantee that any of the these compounds will not in the future be indicated for treatment of low to intermediate HER2 breast cancer patients and become directly competitive with NeuVax.

We are dependent on technologies we license, and if we lose the right to license such technologies or we fail to license new technologies in the future, our ability to develop new products would be harmed.

We currently are dependent on licenses from third parties for technologies relating to our product candidates. Our current licenses impose, and any future licenses we enter into are likely to impose, various development, funding, royalty, diligence, sublicensing, insurance and other obligations on us. If our license with respect to any of these technologies is terminated for any reason, the development of the products contemplated by the licenses would be delayed, or suspended altogether, while we seek to license similar technology or develop new non-infringing technology. The costs of obtaining new licenses are high.

Risks associated with operating in foreign countries could materially adversely affect our product development.

We conduct our Phase 3 PRESENT study of NeuVax in countries outside of the U.S. Consequently, we are, and will continue to be, subject to risks related to operating in foreign countries. Risks associated with conducting operations in foreign countries include:

•	differing regulatory requirements for drug approvals and regulation of approved drugs in foreign countries;

•	unexpected changes in tariffs, trade barriers and regulatory requirements; economic weakness, including inflation, or political instability in particular foreign economies and markets; compliance with tax, employment, immigration and labor laws for employees living or traveling abroad; foreign taxes, including withholding of payroll taxes;

•	foreign currency fluctuations, which could result in increased operating expenses or reduced revenues, and other obligations incident to doing business or operating in another country;

•	workforce uncertainty in countries where labor unrest is more common than in the U.S.;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geopolitical actions, including war and terrorism.

In addition, there may be political instability, including war, terrorism, riots, civil insurrection or social unrest, and natural or man-made disasters, including famine, flood, fire, earthquake, storm or disease, which could seriously harm the progress of our clinical trials at sites in particular foreign countries or regions. For example, approximately 39 percent of our Phase 3 PRESENT trial sites and approximately 44% of patients who have been randomized in the trial are in Russia and The Ukraine. The occupation of certain portions of Ukrainian territory by Russian-backed separatists and ongoing political and civil unrest there could disrupt activities at these trial sites. It is also possible that Russia could retaliate against the imposition of sanctions by the U.S. and the European Union by banning or restricting business activities in Russia by U.S. companies, including the conduct of clinical trials, which could have a material, adverse effect on patient enrollment or ongoing activities at our Phase 3 PRESENT sites in Russia.

Risks Relating to Our Financial Position and Capital Requirements

We may not be able to obtain sufficient financing, and may not be able to develop our product candidates.

We had cash and cash equivalents of approximately $34.8 million as of September 30, 2015. We believe that our existing cash and cash equivalents together with the net proceeds of this offering and funding available under our sales agreements with MLV & Co. and Maxim Group LLC should be sufficient to fund our operations for at least one year. We believe that our existing cash and cash equivalents together with the net proceeds of this offering should be sufficient to fund our operations for at least one year. This projection is based on our current planned operations and anticipated savings from the possible disposition or the closing of commercial operations and is subject to changes in our plans and uncertainties inherent in our business, and we may need to seek to replenish our existing cash and cash equivalents sooner than we project. In the future, we may be dependent on obtaining further financing from third parties in order to maintain our operations and to meet our financial obligations. We cannot assure you that additional funding to maintain our operations and to meet our obligations to our licensors will be available to us in the future on acceptable terms, or at all. If we fail to obtain additional funding when needed, we would be forced to scale back, or terminate, our operations, or to seek to merge with or to be acquired by another company.

We expect to continue to incur significant research and development expenses, which may make it difficult for us to attain profitability, and may lead to uncertainty about our ability to continue as a going concern.

Substantial funds were expended to develop our technologies and product candidates, and additional substantial funds will be required for further preclinical testing and clinical trials of our product candidates, and to manufacture and market any products that are approved for commercial sale. Because the successful development of our products is uncertain, we are unable to precisely estimate the actual funds we will require to develop and potentially commercialize them. In addition, we may not be able to generate enough revenue, even if we are able to commercialize any of our product candidates, to become profitable.

In the event that we are unable to achieve or sustain profitability or to secure additional financing, we may not be able to meet our obligations as they come due, raising substantial doubts as to our ability to continue as a going concern. Any such inability to continue as a going concern may result in our common stock holders losing their entire investment. There is no guaranty that we will become profitable or secure additional financing. Our financial statements contemplate that we will continue as a going concern and do not contain any adjustments that might result if we were unable to continue as a going concern. Changes in our operating plans, our existing and anticipated working capital needs, the acceleration or modification of our expansion plans, increased expenses, potential acquisitions or other events will all affect our ability to continue as a going concern. Future financing may be obtained through, and future development efforts may be paid for by, the issuance of debt or equity, which may have an adverse effect on our security holders or may otherwise adversely affect our business.

If we raise funds through the issuance of debt or equity, any debt securities or preferred stock issued will have rights, preferences and privileges senior to those of holders of our common stock in the event of a liquidation. In such event, there is a possibility that once all senior claims are settled, there may be no assets remaining to pay out to the holders of common stock. In addition, if we raise funds through the issuance of additional equity, whether through private placements or additional public offerings, such an issuance would dilute your ownership in us.

The terms of debt securities may also impose restrictions on our operations, which may include limiting our ability to incur additional indebtedness, to pay dividends on or repurchase our capital stock, or to make certain acquisitions or investments. In addition, we may be subject to covenants requiring us to satisfy certain financial tests and ratios, and our ability to satisfy such covenants may be affected by events outside of our control.

You may have difficulty evaluating our business, and our historical financial information may not be representative of our future results.

We recently sold Abstral and have determined to sell or otherwise dispose of Zuplenz and to cease our commercial operations in order to focus our resources on our pipeline of product candidates. As a result, our historical financial information may not be representative of our future results.

We may be unable to comply with our reporting and other requirements under federal securities laws.

As a publicly traded company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” and the Sarbanes-Oxley Act of 2002, or the “Sarbanes-Oxley Act.” In addition, the Exchange Act requires that we file annual, quarterly and current reports. Our failure to prepare and disclose this information in a timely manner could subject us to penalties under federal securities laws, expose us to lawsuits and restrict our ability to access financing. The Sarbanes-Oxley Act requires that we, among other things, establish and maintain effective internal controls and procedures for financial reporting. From time to time we evaluate our existing internal controls in light of the standards adopted by the Public Company Accounting Oversight Board. It is possible that we or our independent registered public accounting firm may identify significant deficiencies or material weaknesses in our internal control over financial reporting in the future. Any failure or difficulties in implementing and maintaining these controls could cause us to fail to meet the periodic reporting obligations or result in material misstatements in our financial statements.

Section 404 of the Sarbanes-Oxley Act requires annual management and independent auditor assessments of the effectiveness of our internal control over financial reporting. Our failure to satisfy the requirements of Section 404 on a timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material adverse effect on our business and our common stock.

Risks Related to Our Intellectual Property

We may not be able to obtain and enforce patent rights or other intellectual property rights that cover our product candidates and that are of sufficient breadth to prevent third parties from competing against us.

Our success with respect to our product candidates will depend in part on our ability to obtain and maintain patent protection in the U.S. and abroad, to preserve our trade secrets, and to prevent third parties from infringing upon our proprietary rights. Our patents and patent applications, however, may not be sufficient to provide protection for NeuVax or our other products and product candidates against commercial competition.

The active peptide found in NeuVax, the E75 peptide, has been known and studied for many years. We have one issued U.S. patent, US 6,514,942, covering the composition of matter of the E75 peptide, which is expired in mid-2015, prior to any potential commercialization of NeuVax. We do not have and will not be able to obtain any composition of matter patent protection for E75, the active peptide in NeuVax, outside the U.S. We also have a license from The Henry M. Jackson Foundation to an issued U.S. European, Japanese and Australian method of use patents, which expire in 2028, that are directed to a method of inducing immunity against breast cancer recurrence by administering a composition comprising the E75 peptide to patients who have both an immunohistochemistry (IHC) rating of 1+ or 2+ for HER2/neu protein expression and a fluorescence in situ hybridization (FISH) rating of less than about 2.0 for HER2/neu gene expression. The license further includes an issued U.S. method of use patent, which expires in 2028, that is directed to a method of inducing immunity against recurrence of any HER2/neu expressing tumors by administering the E75 peptide to patients with tumors having a FISH rating of less than about 2.0 for HER2/neu gene expression. Thus, our method of use patent may not prevent competitors from seeking to develop and market NeuVax for use in cancer patients who do not meet these criteria. If any such alternative uses were approved, this could lead to off-label use and price erosion for our NeuVax product. We may seek FDA approval for use of NeuVax to treat cancer patients who fall outside the claimed IHC and FISH ranges and for other cancers as well. Although we are pursuing additional patent protection for NeuVax through pending patent applications, we may not be able to obtain additional patent protection that would provide us with a significant commercial advantage.

Anagrelide hydrochloride, the sole active pharmaceutical ingredient, or “API,” in GALE-401, has been approved for many years and, thus, it is not possible to obtain composition of matter patents that cover anagrelide hydrochloride. As a result, competitors who obtain the requisite regulatory approval can offer products with the same API as GALE-401, so long as the competitors do not infringe any formulation patents that we may have or may obtain or license, if any. The only patent protection that we have or are likely to obtain covering GALE-401 are patents relating to very specific formulations, methods using these formulations, and methods of manufacturing and packaging. We have an issued U.S. Patent, which expires in 2020, covering methods of anagrelide to reduce platelet count in patients subject to veno-occlusive events. We have two granted patents in the United Kingdom and an allowed U.S. application, which expire in 2029, covering controlled release formulations of anagrelide and methods of use. We are also prosecuting pending patent applications in other territories including but not limited to the U.S. Europe, and Japan, which may not issue prior to any potential commercialization of GALE-401. We may seek FDA approval for use of GALE-401 to treat patients with myeloproliferative neoplasms that include several hermatological disorders. Although we are pursuing additional patent protection for GALE-401 through pending patent applications, we may not be able to obtain additional patent protection that would provide us with a significant commercial advantage.

The active peptides found in GALE-301 are derived from Folate Binding Protein. One of the active peptides, E39, has been known and studied for many years. The other active peptide(s) in GALE-301 are derivatives of E39. We have a license from The Henry M. Jackson Foundation to issued and granted patents in the U.S., Europe, Canada, and Japan, covering composition of matter for the E39 derivative peptides alone and in combination with E39, as well as the use of these compositions for the treatment of cancer. These patents are expected to expire in 2022, prior to any potential commercialization of GALE-301. We do not have and will not be able to obtain any composition of matter patent protection for the E39 peptide in any territory. The license we have from The Henry M. Jackson Foundation grants us the right to develop and market GALE-301 for any use, including methods of treating cancer, our patents may not prevent competitors from seeking to develop and market the E39 peptide alone. If any such alternative uses of compositions containing the E39 peptide were approved, this could lead to off-label use and price erosion for GALE-301. We may seek FDA approval for use of GALE-301 to treat cancer patients with ovarian and endometrial cancers and for other cancers as well. Although we are pursuing additional patent protection for GALE-301 through pending patent applications, we may not be able to obtain additional patent protection that would provide us with a significant commercial advantage.

Our ability to obtain, maintain and enforce patents is uncertain and involves complex legal and factual questions. Accordingly, rights under any patents we have or may obtain or license may not provide us with sufficient protection for our commercial product and product candidates to afford a commercial advantage against competitive products or processes, including those from branded and generic pharmaceutical companies. In addition, we cannot guarantee that any patents will issue from any pending or future patent applications owned by or licensed to us. Nor can we guarantee that the claims of these patents will be held valid or enforceable by the courts or will provide us with any significant protection against competitive products or otherwise be commercially valuable to us.

Changes in either the patent laws or in the interpretations of patent laws in the U.S. or abroad may diminish the value of our intellectual property. In addition, on September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to the U.S. patent law. These include provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. The U.S. Patent Office is currently developing regulations and procedures to govern administration of the Leahy-Smith Act, and many substantive changes to patent law associated with the Leahy-Smith Act have not yet become effective. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act, in particular the first-to-file provision and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement of or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents.

While we intend to take actions reasonably necessary to enforce our patent rights, we may not be able to detect infringement of our own or in-licensed patents, which may be especially difficult for methods of manufacturing or formulation products, and we depend, in part, on our licensors and collaborators to protect a substantial portion of our proprietary rights. In addition, third parties may challenge our in-licensed patents and any of our own patents that we may obtain, which could result in the invalidation or unenforceability of some or all of the relevant patent claims. Litigation or other proceedings to enforce or defend intellectual property rights is very complex, expensive, and may divert our management’s attention from our core business and may result in unfavorable results that could adversely affect our ability to prevent third parties from competing with us.

If another party has reason to assert a substantial new question of patentability against any of our claims in our own and in-licensed patents, the third party can request that the patent claims be reexamined, which may result in a loss of scope of some claims or a loss of the entire patent. In addition to potential infringement suits and, interference and reexamination proceedings, we may become a party to patent opposition proceedings where either the patentability of the inventions subject of our patents are challenged, or we are challenging the patents of others. The costs of these proceedings could be substantial, and it is possible that such efforts would be unsuccessful.

As the medical device, biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that others may assert our commercial product and/or product candidates infringe their patent rights. If a third-party’s patents were found to cover our commercial product and product candidates, proprietary technologies or its uses, we or our collaborators could be enjoined by a court and required to pay damages and could be unable to continue to commercialize our products or use our proprietary technologies unless we or it obtained a license to the patent. A license may not be available to us or our collaborators on acceptable terms, if at all. In addition, during litigation, the patent holder could obtain a preliminary injunction or other equitable relief, which could prohibit us from making, using or selling our commercial product and product candidates pending a trial on the merits, which could be years away.

Proprietary trade secrets and unpatented know-how are also very important to our business. Although we have taken steps to protect our trade secrets and unpatented know-how, by entering into confidentiality agreements with third parties, and proprietary information and invention agreements with certain employees, consultants and advisors, third parties may still obtain this information or we may be unable to protect our rights. We also have limited control over the protection of trade secrets used by our licensors, collaborators and suppliers. There can be no assurance that binding agreements will not be breached, that we would have adequate remedies for any breach, or that our trade secrets and unpatented know-how will not otherwise become known or be independently discovered by our competitors. If trade secrets are independently discovered, we would not be able to prevent their use. Enforcing a claim that a third party illegally obtained and is using our trade secrets or unpatented know-how is expensive and time consuming, and the outcome is unpredictable.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed to us alleged trade secrets of their other clients or former employers. As is common in the biotechnology and pharmaceutical industry, certain of our employees were formerly employed by other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Moreover, we engage the services of consultants to assist us in the development of our commercial product and product candidates, many of whom were previously employed at or may have previously been or are currently providing consulting services to, other biotechnology or pharmaceutical companies, including our competitors or potential competitors. We may be subject to claims that these employees and consultants or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers or their former or current customers. Litigation may be necessary to defend against these types of claims. Even if we are successful in defending against any such claims, any such litigation would likely be protracted, expensive, a distraction to our management team, not viewed favorably by investors and other third parties, and may potentially result in an unfavorable outcome.

Our NeuVax product candidate for which we intend to seek approval as a biological product may face competition sooner than expected after the expiration of our composition of matter patent protection for such product in 2015.

We intend to seek data exclusivity or market exclusivity provided under the Federal Food, Drug and Cosmetic Act, or FDCA, and similar laws in other countries. We believe that NeuVax will qualify for 12 years of data exclusivity under the Biologics Price Competition and Innovation Act of 2009, or BPCIA, which was enacted as part of the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act of 2010 (collectively, the Affordable Care Act or ACA) enacted in March 2010. Under the BPCIA, an application for a biosimilar product cannot be submitted to the FDA until four years, or approved by the FDA until 12 years, after the original brand product identified as the reference product is approved under a BLA, The BPCIA provides an abbreviated pathway for the approval of biosimilar and interchangeable biological products. The new abbreviated regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics, including the possible designation of a biosimilar as “interchangeable” based on its similarity to an existing brand product. The new law is complex and is only beginning to be interpreted and implemented by the FDA. While it is uncertain when any such processes may be fully adopted by the FDA, any such processes could have a material adverse effect on the future commercial prospects for our biological products. There is also a risk that the U.S. Congress could amend the BPCIA to shorten this exclusivity period as proposed by President Obama, potentially creating the opportunity for biosimilar competition sooner than anticipated after the expiration of our patent protection. Moreover, the extent to which a biosimilar, once approved, will be substituted for any reference product in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

If NeuVax is not considered a biologic that would qualify for exclusivity under the BPCIA, it may be eligible for market exclusivity as a drug under the FDCA. The FDCA provides a five-year period of non-patent marketing exclusivity within the U.S. to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA, submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by FDA to be essential to the approval of the application, for example, for new indications, dosages, or strengths of an existing drug. This three-year exclusivity covers only the conditions associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent.

Even if, as we expect, NeuVax is considered to be a reference product eligible for 12 years of exclusivity under the BPCIA or five years of exclusivity under the FDCA, another company could market a competing product if the FDA approves a full BLA or full NDA for such product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of its product.

In some countries outside of the U.S., peptide vaccines, such as NeuVax, are regulated as chemical drugs rather than as biologics and may or may not be eligible for non-patent exclusivity.

Risks Relating to Ownership of Our Common Stock

The market price and trading volume of our common stock may be volatile.

The market price of our common stock has exhibited substantial volatility recently. Between January 1, 2015 and December 3, 2015, the sale price of our common stock as reported on The NASDAQ Capital Market ranged from a low of $1.30 to a high of $2.24. The market price of our common stock could continue to fluctuate significantly for many reasons, including the following factors:

•	reports of the results of our clinical trials regarding the safety or efficacy of our product candidates and surrogate markers;

•	announcements of regulatory developments or technological innovations by us or our competitors;

•	announcements of business or strategic transactions such as our recent determination to sell or otherwise dispose of our marketed products and discontinue our commercial operations, or our success in doing so;

•	announcements of legal or regulatory actions against us or any adverse outcome of any such actions;

•	changes in our relationship with our licensors, licensees and other strategic partners;

•	our quarterly operating results;

•	developments in patent or other technology ownership rights;

•	public concern regarding the safety of our Abstral product or our product candidates;

•	additional funds may not be available on terms that are favorable to us and, in the case of equity financings, may result in dilution to our stockholders;

•	government regulation of drug pricing; and

•	general changes in the economy, the financial markets or the pharmaceutical or biotechnology industries.

Factors beyond our control may also have an impact on the price of our stock. For example, to the extent that other companies within our industry experience declines in their stock prices, our stock price may decline as well.

We are, and in the future may be, subject to legal or administrative actions that could adversely affect our results of operations and our business.

On December 3, 2015, the Company agreed in principle to resolve and settle the consolidated shareholder derivative action, captioned In re Galena Biopharma, Inc. Derivative Litigation, Civil Action No. 3:14-cv-00382-SI, currently pending in the United States District Court for the District of Oregon against the Company and/or certain of its current and former officers and directors. The agreement in principle was reached in connection with a voluntary mediation held to explore a possible settlement of both the shareholder derivative action and a putative securities class action that is discussed below.

The settlement will not become effective until approved by the Court. The settlement includes a payment of $15 million in cash by the Company’s insurance carriers, which the Company will use to fund a portion of the class action settlement, and cancellation of 1,200,000 director stock options. The settlement also will require that the Company adopt and implement certain corporate governance measures and will provide that the plaintiffs’ counsel may apply to the court for an award of attorneys’ fees and expenses up to $5 million. Any fees and expenses awarded by the court to the plaintiffs’ counsel will be paid by one of the Company’s insurance carriers. The settlement will not include any admission of wrongdoing or liability on the part of the Company or the individual defendants and will include a full release of the Company and the current and former officers and directors in connection with the allegations made in the consolidated federal derivative actions and state court derivative actions.

In addition, on December 3, 2015, the Company agreed in principal to resolve and settle the securities putative class action lawsuit, In re Galena Biopharma, Inc. Securities Litigation, Civil Action No. 3:14-cv-00367-SI, pending against the Company, certain of its current and former officers and directors, and other defendants in the United States District Court for the District of Oregon. The agreement, which is subject to shareholder notice and Court approval, provides for a settlement payment of $20 million to the class and the dismissal of all claims against the Company and the current and former officers and directors in connection with the consolidated federal securities class actions. Of the $20 million settlement payment to the class, $16.7 million will be paid by the Company’s insurance carriers under the insurance policies and $3.3 million will be paid by the Company through a combination of $2.3 million in cash and $1 million in shares of the Company’s common stock.

The Company will be responsible for defense costs and any settlements or judgments incurred for any related opt-out lawsuits.

We are aware that the SEC is investigating certain matters relating to the use of certain outside investor-relations professionals by us and other public companies. We have been in contact with the SEC staff through our counsel and are cooperating with the investigation.

Litigation is inherently uncertain. We have incurred and may continue to incur substantial unreimbursed legal fees and other expenses in connection with these or other legal and regulatory proceedings that may not qualify for coverage under, or may exceed the limits of, our applicable directors and officers liability insurance policies and could have a material adverse effect on our financial condition, liquidity, and results of operations. These matters also may distract the time and attention of our officers and directors or divert our other resources away from our ongoing commercial and development programs. An unfavorable outcome in any of these matters could damage our business and reputation or result in additional claims or proceedings against us.

The Delaware forum provision of our amended and restated by-laws will not be given effect.

On August 6, 2013, our board of directors purported to adopt an amendment to our Amended and Restated By-Laws to add a new Section 6.15 to provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders. Under the Delaware General Corporation Law, or DGCL, if the board of directors of a Delaware corporation such as our company is intended to have the power to adopt and amend the bylaws, that power must be set forth in the corporation’s certificate of incorporation. Our amended and restated certificate of incorporation does not provide for the power of our board to adopt and amend the bylaws, and we have determined that the Delaware forum bylaw is inconsistent with the DGCL and will not be given effect.

Future sales of substantial amounts of our common stock, or the possibility that such sales could occur, could adversely affect the market price of our common stock.

Future sales in the public market of shares of our common stock, including shares referred to in the foregoing risk factors or shares issued upon exercise of our outstanding stock options, or the perception by the market that these sales could occur, could lower the market price of our common stock or make it difficult for us to raise additional capital.

As of September 30, 2015, we had reserved for issuance 11,188,443 shares of our common stock issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $2.83 per share and 22,308,475 shares of our common stock issuable upon the exercise of outstanding warrants at a weighted-average exercise price of $2.10 per share. Upon exercise of these options and warrants the underlying shares may be resold into the public market. In the case of outstanding options and warrants that have exercise prices that are below the market price of our common stock from time to time, our stockholders would experience dilution upon the exercise of these options. Our outstanding warrants may result in dilution to our stockholders.

Our outstanding warrants may result in dilution to our stockholders.

Our outstanding March 2011 and April 2011 warrants to purchase a total of 791,398 shares of common stock as of September 30, 2015 at a current exercise price of $0.65 per share contain so-called full-ratchet anti-dilution provisions. Our outstanding March 2010 and December 2012 warrants to purchase 25,000 and 3,031,311 shares of common stock as of September 30, 2015 at current exercise prices of $2.08 per share and $1.83 per share, respectively, contain so-called weighted-average anti-dilution provisions. These anti-dilution provisions may be triggered by the issuance of the shares being offered hereby or upon any future issuance by us of shares of our common stock or common stock equivalents at a price per share below the then-exercise price of the warrants, subject to some exceptions.

To the extent that these anti-dilution provisions are triggered in the future, we would be required to reduce the exercise price of all of the warrants on either a full-ratchet or weighted-average basis, which would have a dilutive effect on our stockholders.

We may issue preferred stock in the future, and the terms of the preferred stock may reduce the value of our common stock.

We are authorized to issue up to 5,000,000 shares of preferred stock in one or more series. Our board of directors may determine the terms of future preferred stock offerings without further action by our stockholders. If we issue preferred stock, it could affect stockholder rights or reduce the market value of our outstanding common stock. In particular, specific rights granted to future holders of preferred stock may include voting rights, preferences as to dividends and liquidation, conversion and redemption rights, sinking fund provisions, and restrictions on our ability to merge with or sell our assets to a third party.

Anti-takeover provisions of our amended and restated certificate of incorporation and amended and restated bylaws and provisions of Delaware law could delay or prevent a change of control that our stockholders may favor.

Anti-takeover provisions of our amended and restated certificate of incorporation and amended and restated bylaws may discourage, delay or prevent a merger or other change of control that stockholders may consider favorable or may impede the ability of the holders of our common stock to change our management. These provisions of our amended and restated certificate of incorporation and amended and restated bylaws, among other things:

•	divide our board of directors into three classes, with members of each class to be elected for staggered three-year terms;

•	limit the right of security holders to remove directors;

•	prohibit stockholders from acting by written consent;

•	regulate how stockholders may present proposals or nominate directors for election at annual meetings of stockholders; and

•	authorize our board of directors to issue preferred stock in one or more series, without stockholder approval.

In addition, Section 203 of the Delaware General Corporation Law provides that, subject to limited exceptions, persons that acquire, or are affiliated with a person that acquires, more than 15% of the outstanding voting stock of a Delaware corporation such as our company shall not engage in any business combination with that corporation, including by merger, consolidation or acquisitions of additional shares for a three-year period following the date on which that person or its affiliate crosses the 15% stock ownership threshold. Section 203 could operate to delay or prevent a change of control of our company.

We have never declared or paid cash dividends on our capital stock and we do not anticipate paying cash dividends in the foreseeable future.

Our business requires significant funding. We currently plan to invest all available funds and future earnings in the development and growth of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future, and are prohibited by the terms of our outstanding indebtedness from paying dividends on any common stock, except with the prior consent of our lenders. As a result, capital appreciation, if any, of our common stock will be our stockholders’ sole source of potential gain for the foreseeable future.

The terms of our outstanding indebtedness may inhibit potential acquirers.

We are prohibited by the terms of our outstanding indebtedness from disposing of any of our business or property, except with the consent of our lenders or if we were to prepay the outstanding indebtedness and related fees in accordance with the loan security agreement. Our outstanding indebtedness may inhibit potential acquirers or other interested parties from seeking to acquire all or a part of our business or assets, and there is no assurance that our lenders would consent to any proposed future transaction that might be beneficial to our stockholders.

Risks Related to this Offering

Future sales of substantial amounts of our common stock, or the possibility that such sales could occur, could adversely affect the market price of our common stock.

We may issue up to $42,194,000 of shares of our common stock from time to time in this offering. The issuance from time to time of shares in this offering, or our ability to issue such shares of in this offering, could have the effect of depressing the market price or increasing the market price volatility of our common stock. See “Plan of Distribution” for more information about the possible adverse effects of our sales under the purchase agreement.

You will experience immediate and substantial dilution.

You will suffer immediate and substantial dilution because we have net tangible deficit. See the “Dilution” section in this prospectus for more information about the dilution you will incur in this offering.

Management will have broad discretion as to the use of the net proceeds of this offering.

We currently anticipate using the net proceeds from any sales of shares of our common stock to Lincoln Park in this offering to augment our working capital and for general corporate purposes. We have not reserved or allocated amounts for any specific purposes, however, and we cannot specify with certainty how we will use any net proceeds. Accordingly, our management will have considerable discretion in the application of the net proceeds and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds will be used appropriately. The net proceeds of this offering may be used for corporate purposes that do not benefit our company or increase our market value. Until the net proceeds are used, they may be placed in investments that may not produce income or that may lose their value.

USE OF PROCEEDS

Unless we state otherwise in the accompanying prospectus supplement, we currently intend to use the net proceeds from this offering to augment our working capital and for general corporate purposes, including our Phase 3 PRESENT study and other clinical trials of our product candidates. General corporate purposes also may include, but are not limited to, payments relating to the ongoing defense or settlement of pending stockholder lawsuits or the possible sale or other disposition of our marketed products and discontinuation of our commercial operations, repayment of indebtedness, financing of capital expenditures and potential future acquisitions and strategic investments. Pending application of the net proceeds, we expect to invest the net proceeds in investment-grade, interest-bearing securities.

DIVIDEND POLICY

Our business requires significant funding. We currently plan to invest all available funds and any future earnings in our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently are prohibited by the terms of our outstanding indebtedness from paying dividends on our common stock, except with the prior consent of our lenders.

PRICE RANGE OF OUR COMMON STOCK

Our common stock is listed on The NASDAQ Capital Market under the symbol “GALE.” The following table shows the high and low per share sale prices of our common stock for the periods indicated:

	High	Low
2013
First Quarter	$2.18	$1.55
Second Quarter	3.00	1.92
Third Quarter	2.53	1.65
Fourth Quarter	5.30	2.01

2014
First Quarter	$7.77	$2.15
Second Quarter	3.58	1.66
Third Quarter	3.36	2.00
Fourth Quarter	2.26	1.48

2015
First Quarter	$2.00	$1.35
Second Quarter	2.24	1.30
Third Quarter	1.88	1.34
Fourth Quarter (through December 3, 2015)	1.83	1.37

On December 3, 2015, the closing sale price of our common stock on The NASDAQ Capital Market was $1.45.

DILUTION

We had a net tangible deficit as of September 30, 2015 of approximately $9.5 million, or $0.06 per share of common stock. Net tangible deficit, or net tangible book value, per share is calculated by subtracting our total liabilities from our total tangible assets, which is total assets less intangible assets, and dividing this amount by the number of shares of common stock outstanding. After giving effect to the assumed sale of $42,194,000 of shares of our common stock in this offering at an assumed public offering price of $1.58 per share and after deducting commissions and estimated offering expenses payable by us, we would have had a net tangible book value as of September 30, 2015 of approximately $32.7 million, or $0.17 per share of common stock. This represents an immediate increase in the net tangible book value of $0.23 per share to our existing stockholders and an immediate dilution in net tangible book value of $1.41 per share to investors in this offering. The following table illustrates this per share dilution:

Assumed public offering price per share		$1.58
Net tangible deficit per share as of September 30, 2015	$(0.06)
Increase per share attributable to this offering	$0.23

As adjusted net tangible book per share after this offering		$0.17

Dilution per share to new investors		$1.41

The table above assumes for illustrative purposes that an aggregate of 26,705,063 shares of our common stock are sold at an average price of $1.58 per share, which was the closing price of our common stock on September 30, 2015 as reported on The NASDAQ Capital Market, for aggregate gross proceeds of $42,194,000. The shares sold in this offering will be sold from time to time at various prices. An increase of $0.50 per share in the price at which the shares are sold from the assumed offering price of $1.58 per share shown in the table above, assuming we sell a total of $42,194,000 of shares of our common stock at that price, would increase our adjusted net tangible book value per share after this offering to $0.18 per share and would increase the dilution in net tangible book value per share to new investors in this offering to $1.90 per share, after deducting commissions and estimated aggregate offering expenses payable by us. A decrease of $0.50 per share in the price at which the shares are sold from the assumed offering price of $1.58 per share shown in the table above, assuming we sell a total of $42,194,000 of our common stock at that price, would decrease our adjusted net tangible book value per share after this offering to $0.16 per share and would decrease the dilution in net tangible book value per share to new investors in this offering to $0.92 per share, after deducting commissions and estimated aggregate offering expenses payable by us.

The number of shares of common stock shown above to be outstanding after this offering is based on 161,900,446 shares outstanding as of September 30, 2015 and excludes as of such date:

•	675,000 shares held in treasury;

•	11,188,443 shares of our common stock subject to outstanding options having a weighted-average exercise price of $2.83 per share;

•	10,250,759 shares of our common stock reserved for issuance in connection with future awards under our 2007 Stock Incentive Plan;

•	528,131 shares of our common stock reserved for sale under our employee stock purchase plan; and

•	22,308,475 shares of our common stock subject to outstanding warrants having a weighted-average exercise price of $2.10 per share.

The number of shares of common stock issuable upon the exercise of our outstanding warrants and the exercise prices thereof are subject to an adjustment in certain circumstances. Our outstanding March 2011 and April 2011 warrants to purchase a total of 791,398 shares of common stock as of September 30, 2015 at a current exercise price of $0.65 per share contain so-called full-ratchet anti-dilution provisions. Our outstanding March 2010 and December 2012 warrants to purchase a total of 3,056,311 shares of common stock as of September 30, 2015 at current exercise prices of $2.08 per share and $1.83 per share, respectively, contain so-called weighted average anti-dilution provisions. These anti-dilution provisions will be triggered upon any issuance by us of shares of our common stock or common stock equivalents at a price per share below the then-exercise price of warrants, subject to some exceptions.

To the extent our outstanding options and warrants are exercised, you may experience further dilution.

The above illustration of dilution per share to investors participating in this offering assumes no exercise of outstanding options or outstanding warrants to purchase shares of our common stock. The illustration also assumes no further issuance of shares of our common stock in payment of contingent consideration to holders of our contingent value rights. The exercise of outstanding options and warrants having an exercise price less than the offering price of the common stock in this offering, or our payment to our contingent value rights holders of common shares valued at less than the offering price of common stock in this offering, would further increase dilution to investors in this offering.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 280,000,000 shares, all which includes:

•	275,000,000 shares of common stock, par value $0.0001 per share, and

•	5,000,000 shares of preferred stock, par value $0.0001 per share.

As of September 30, 2015, there were 161,900,446 shares of common stock outstanding held by approximately 544 stockholders of record, and no shares of preferred stock outstanding. The number of stockholders of record does not include shares held in “street name” through brokers.

Common Stock

Each holder of our common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Common stockholders are not be entitled to cumulative voting in the election of directors by our certificate of incorporation. This means that the holders of a majority of the shares voted will be able to elect all of the directors then standing for election. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time.

Upon our liquidation, dissolution or winding-up, the holders of our common stock will be entitled to share ratably in all assets remaining after payment of all liabilities and the liquidation preferences of any series of capital stock ranking senior to the common stock upon liquidation. Holders of common stock have no preemptive or conversion rights or other subscription rights. There will be no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued under this prospectus, when they are paid for, will be fully paid and nonassessable.

Preferred Stock

Our board of directors is authorized, subject to any limitations prescribed by law, without further vote or action by the stockholders, to issue from time to time any of the authorized shares of preferred stock in one or more series without stockholder approval. Each such series of preferred stock shall have such number of shares, designations, preferences, voting powers, qualifications, and special or relative rights or privileges as shall be determined by our board of directors, which may include, among others, dividend rights, voting rights, liquidation preferences, conversion rights and preemptive rights.

We believe the power to issue preferred stock will provide our board of directors with flexibility in connection with certain possible corporate transactions. The issuance of preferred stock, however, could adversely affect the voting power of holders of our common stock, restrict their rights to receive payment upon liquidation, and have the effect of delaying, deferring, or preventing a change in control which may be beneficial to our stockholders.

Anti-Takeover Effects of Delaware Law and Our Restated Certificate of Incorporation and Bylaws

Certain provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging such proposals, including proposals that are priced above the then-current market value of our common stock, because, among other reasons, the negotiation of such proposals could result in an improvement of their terms.

Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that:

•	authorize our board of directors to issue, without further action by the stockholders, up to 5,000,000 shares of undesignated preferred stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only by our board of directors, the chairman of the board or the chief executive officer;

•	provide that our board of directors will be classified, with directors serving staggered three-year terms;

•	provide that directors may be removed only for cause and may only be removed for cause only by the holders of 75% of our outstanding capital stock entitled to vote generally in the election of directors;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

•	provide for a 75% vote of stockholders to amend our amended and restated bylaws, unless the amendment has been approved by a majority of our directors who are not affiliated or associated with any person or entity holding 10% or more of the voting power of our outstanding capital stock; and

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the “interested stockholder.” Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage business combinations or other attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

The provisions of Delaware law, our restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Listing

Our common stock is listed on The NASDAQ Capital Market under the symbol “GALE.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

PLAN OF DISTRIBUTION

We entered into the purchase agreement with Lincoln Park on November 18, 2014. The purchase agreement is filed as an exhibit to a report filed with the SEC and is incorporated by reference in the registration statement of which this prospectus is a part.

In consideration for Lincoln Park entering into the purchase agreement, we issued 632,221 Commitment Shares to Lincoln Park. Under the purchase agreement, Lincoln Park initially purchased $5,000,000 of shares of our common stock at a purchase price of $2.00 per share, and subsequently purchased an additional $7,806,000 of shares of our common stock at an average price of $1.63 per share, pursuant to a prospectus supplement dated November 18, 2014 and a base prospectus dated June 12, 2013, but those prospectuses can no longer be used for purposes of the purchase agreement. We are offering pursuant to this prospectus up to an additional $42,194,000 of shares of our common stock that may be sold and issued by us to Lincoln Park under the purchase agreement. This prospectus also cover Lincoln Park’s offer of these shares for resale to the public.

The purchase agreement provides that, from time-to-time over the term of the purchase agreement, on any business day, and as often as every other business day, and in our sole discretion, we may require Lincoln Park to purchase up to 300,000 shares of our common stock, except that the aggregate price of any individual Regular Purchase shall not exceed $2,000,000 without the mutual consent of the parties on the purchase date. The maximum number of shares in any individual Regular Purchase will increase to 350,000 shares if the closing price of our common stock on the purchase date is not below $3.00 and to 400,000 shares if the closing price on the purchase date is not below $5.00. The purchase price per share of common stock to be purchased by Lincoln Park in a Regular Purchase will be the lower of (i) the lowest sale price of our common stock on the purchase date as reported on The NASDAQ Capital Market and (ii) the arithmetic average of the three lowest closing sale prices of our common stock during the ten consecutive business days prior to the purchase date as reported on The NASDAQ Capital Market.

We also have the right, in our sole discretion, to accelerate the amount of our shares of common stock to be purchased under certain circumstances in an amount of up to the lesser of (i) three times the number of Shares purchased in a corresponding Regular Purchase and (ii) 30% of the trading volume on such accelerated purchase date, provided that the closing sale price of our common stock equals or exceeds $2.00 on such purchase date as reported on The NASDAQ Capital Market. The purchase price per share for any such accelerated purchase will be equal to the lower of (i) the closing sale price for the common stock on the accelerated purchase date as reported on The NASDAQ Capital Market and (ii) ninety-six percent (96%) of the volume weighted-average price of our common stock on the accelerated purchase date as reported on The NASDAQ Capital Market.

The purchase agreement limits our sales of shares of common stock to Lincoln Park to a maximum of 19.99% of our outstanding shares of common stock, or approximately 42,270,277 shares as of November 18, 2014, including 7,931,121 shares sold or issued to Lincoln Park through the date of this prospectus, unless we obtain stockholder approval under the rules of The NASDAQ Capital Market or unless the average price of all applicable sales of our common stock to Lincoln Park exceeds $1.889, representing the consolidated closing bid price of our common stock on November 17, 2014, plus $0.0491 to account for the issuance of the Commitment Shares, such that such sales to Lincoln Park are considered to be at least “at market” under the applicable NASDAQ rules.

The purchase agreement prohibits us from selling Lincoln Park any shares of common stock if those shares, when aggregated with all other shares of our common stock then beneficially owned by Lincoln Park and its affiliates, would result in Lincoln Park and its affiliates having beneficial ownership, at any single point in time, of more than 9.99% of the then total outstanding shares of our common stock (approximately 16,174,000 shares as of September 30, 2015), as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 thereunder.

We may suspend the sale of shares to Lincoln Park pursuant to this prospectus for certain periods of time for certain reasons, including if this prospectus is required to be supplemented or amended to include additional material information.

This offering will terminate on the date that all shares offered by this prospectus have been sold or, if earlier, the expiration or termination of the purchase agreement. We have the right to terminate the purchase agreement at any time, at no cost to us, upon one business day notice to Lincoln Park. In the event bankruptcy proceedings are initiated by or against us, the purchase agreement will automatically terminate without action of any party.

Lincoln Park is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act. Lincoln Park has informed us that it will use a broker-dealer unaffiliated with Lincoln Park to effectuate all resales, if any, of the shares of common stock that it may purchase from us pursuant to the purchase agreement. Such sales will be made on The NASDAQ Capital Market at prices and at terms then prevailing or at prices related to the then current market price. Each such unaffiliated broker-dealer will be an underwriter within the meaning of Section 2(a)(11) of the Securities Act. Lincoln Park has informed us that each such broker-dealer will receive commissions from Lincoln Park that will not exceed customary brokerage commissions.

We know of no existing arrangements between Lincoln Park and any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares offered by this prospectus. At the time a particular offer of shares is made, a prospectus, if required, will be distributed that will set forth the names of any agents, underwriters or dealers and any compensation from the selling stockholder, and any other required information.

We entered into an agreement with Academy Securities, Inc., a registered broker-dealer and FINRA member, pursuant to which Academy Securities, Inc. agreed to act as the placement agent in connection with the purchase agreement with Lincoln Park. Academy Securities, Inc. received $15,000 as compensation in connection with its services.

We will pay all of the expenses incident to the registration, offering, and sale of the shares under this prospectus to Lincoln Park, including $25,000 paid by us to Lincoln Park to cover its expenses in connection with the transactions contemplated by the purchase agreement.

We have agreed to indemnify Academy Securities, Inc. and Lincoln Park and certain other persons against certain liabilities in connection with the offering of shares of common stock offered hereby, including liabilities arising under the Securities Act or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

Lincoln Park represented to us that at no time prior to the date of the purchase agreement has Lincoln Park or its agents, representatives or affiliates engaged in or effected, in any manner whatsoever, directly or indirectly, any short sale (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of our common stock or any hedging transaction. Lincoln Park has agreed that during the term of the purchase agreement it, its agents, representatives or affiliates will not enter into or effect, directly or indirectly, any of the foregoing transactions.

We have advised Lincoln Park that it is required to comply with Regulation M promulgated under the Exchange Act, to the extent applicable to this offering. With certain exceptions, Regulation M precludes the selling stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered by this prospectus.

Effect of the Purchase Agreement on Our Stockholders

All shares that are covered by this prospectus are expected to be freely tradable. It is anticipated that the shares will be sold over the period ending November 18, 2018, unless the purchase agreement is sooner terminated. The resale by Lincoln Park of a significant amount of shares registered in this offering at any given time could cause the market price of our common stock to decline and to be highly volatile. Lincoln Park may ultimately acquire all, some or none of the shares not yet issued but registered in this offering. After it has acquired such shares, it may sell all, some or none of such shares. Therefore, sales to Lincoln Park by us under the purchase agreement may result in substantial dilution to our other stockholders. However, we have the right to control the timing and amount of any sales of our shares to Lincoln Park, and may terminate and the purchase agreement at any time at our discretion without any cost to us.

Although the purchase agreement provides that we may sell up to $42,194,000 of additional shares of our common stock to Lincoln Park, the number of shares to be purchased by Lincoln Park under the purchase agreement is variable, depending on the market prices of our common stock at the time of each sale. Accordingly, we cannot predict the actual total number of shares to be sold to Lincoln Park. The number of shares offered for resale by Lincoln Park will be dependent upon the number of shares we sell to Lincoln Park under the purchase agreement.

Information With Respect to Lincoln Park Capital

As of the date of this prospectus, Lincoln Park beneficially owned 1,220,000 shares of our common stock. Josh Scheinfeld and Jonathan Cope, the Managing Members of Lincoln Park Capital, LLC, the manager of Lincoln Park, are deemed to be beneficial owners of all of the shares of common stock owned by Lincoln Park. Messrs. Cope and Scheinfeld have shared voting and investment power over the shares being offered under the prospectus filed with the SEC in connection with the transactions contemplated under the purchase agreement. Lincoln Park Capital, LLC is not a licensed broker dealer or an affiliate of a licensed broker dealer.

No Variable Rate Transactions

We have agreed with Lincoln Park that we will not enter into any “variable rate” transactions with any third party from the date of the Purchase Agreement until the expiration or termination of the purchase agreement. A “variable rate” transaction means any of the following transactions by us:

•	if we sell any debt or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive additional shares, either

•	at a price that is based upon or varies with the trading prices of our shares at any time after the initial issuance of such debt or equity securities, or

•	with a price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the shares (including, without limitation, any “full-ratchet” or “weighted-average” anti-dilution provisions); or

•	if we enter into any agreement, including, but not limited to, an equity line of credit or at-the-market offering, whereby we may sell securities at a future determined price.

The prohibition on “variable rate” transactions does not apply to, and we are not restricted from entering into, the following transactions:

•	if we issue shares of common stock or options to employees, officers, directors or vendors of the Company pursuant to any stock or option plan duly adopted by the board of directors;

•	if we issue securities upon the exercise or conversion of any securities that are outstanding on the date of the purchase agreement or are subsequently amended;

•	if we issue securities pursuant to acquisitions or strategic transactions approved by the board of directors, provided that any such issuance is to an operating company or an asset in a business synergistic with our business, and shall not include a transaction primarily for the purpose of raising capital or to an entity whose primary business is investing in securities;

•	if we issue shares of our common stock under sale agreements, dated May 24, 2013, between us and Maxim Group LLC and MLV & Co. LLC, respectively; or

•	with Lincoln Park’s prior written consent, which shall not be unreasonably withheld, warrants issued as part of units of securities issued by us in a firm-commitment underwritten public offering that contain customary “weighted-average” exercise price anti-dilution provisions.

Listing of Common Stock

Our common stock is listed on The NASDAQ Capital Market under the symbol “GALE.”

Transfer Agent

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

LEGAL MATTERS

TroyGould PC, Los Angeles, California, has rendered an opinion with respect to the securities offered by this prospectus. Sanford J. Hillsberg, the Chairman of our company, is an attorney with TroyGould PC. TroyGould PC owned 63,941 shares of our common stock as of September 30, 2015.

EXPERTS

The consolidated financial statements of the Company as of December 31, 2014 and 2013, and for the years then ended, and the effectiveness of internal control over financial reporting of the Company as of December 31, 2014, have been incorporated by reference herein in reliance upon the reports of Moss Adams LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Galena Biopharma, Inc. for the year ended December 31, 2012 incorporated by reference in this Prospectus have been so incorporated in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the SEC under the Securities Act of 1933. This prospectus is part of the registration statement but the registration statement includes and incorporates by reference additional information and exhibits. We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any other document we file with the SEC at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding companies, such as ours, that file documents electronically with the SEC. The address of that site on the world wide web is http://www.sec.gov. The information on the SEC’s web site is not part of this prospectus, and any references to this web site or any other web site are inactive textual references only.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede the information in this prospectus. We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC:

•	our Annual Report on Form 10-K for the year ended December 31, 2014, which was filed on March 5, 2015, and amended on March 10, 2015 (Items 6, 7, and 8 from said Annual Report have been recast for discontinued operations as reflected in the Current Report on Form 8-K filed on December 4, 2015);

•	our Quarterly Report on Form 10-Q for the three months ended March 31, 2015 filed with the SEC on May 7, 2015;

•	our Quarterly Report on Form 10-Q for the three months ended June 30, 2015 filed with the SEC on August 6, 2015;

•	our Quarterly Report on Form 10-Q for the three months ended September 30, 2015 filed with the SEC on November 9, 2015;

•	our Current Reports on Form 8-K filed with the SEC on January 14, 2015, February 9, 2015, March 5, 2015, March 16, 2015, April 9, 2015, May 7, 2015, June 24, 2015, August 6, 2015, October 27, 2015, October 30, 2015, November 20, 2015 and December 4, 2015, respectively; and

•	the description of our common stock contained in our registration statement on Form 8-A (File No. 001-33958) filed pursuant to Section 12 of the Exchange Act, as amended from time to time.

We also incorporate by reference into this prospectus all documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of this offering, including all such documents that we may file with the SEC after the date of the initial registration statement and prior to the effectiveness of the registration statement, except that we are not incorporating any information furnished under Item 2.02 or Item 7.01 of any Current Report on Form 8-K we may subsequently file.

You may request a copy of the documents incorporated by reference into this prospectus, at no cost, by writing or telephoning us at the following address:

Galena Biopharma, Inc.

2000 Crow Canyon Place, Suite 380

San Ramon, California 94583

Attention: Investor Relations

Phone: (855) 855-4253

Copies of these documents are also available, without charge, through the “Investor Relations” section of our website (www.galenabiopharma.com) as soon as reasonably practicable after it are filed with the SEC. The information contained on our website is not a part of this prospectus.

PROSPECTUS

$42,194,000

Common Stock

The date of this prospectus is December 22, 2015.